POLICYHOLDER NOTICE Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producercompensation or by calling 1-800-706-3102.

INVESTMENT COMPANY BLANKET BOND NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA (A stock Insurance Company, herein Called the Underwriter) DECLARATIONS Item 1. PIMCO Funds BOND NUMBER 27708279 Principal Address: 650 Newport Center Drive Newport Beach, CA 92660 (Herein called the Insured) Item 2. The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates. Item 3. Subject to Section 9, 10, and 12 hereof: Limit of Liability Deductible Amount Insuring Agreement A—FIDELITY $15,000,000 $250,000 Insuring Agreement B—AUDIT EXPENSE $50,000 $5,000 Insuring Agreement C—ON PREMISES $15,000,000 $250,000 Insuring Agreement D—IN TRANSIT $15,000,000 $250,000 Insuring Agreement E—FORGERY OR ALTERATION $15,000,000 $250,000 Insuring Agreement F—SECURITIES $15,000,000 $250,000 Insuring Agreement G—COUNTERFEIT CURRENCY $15,000,000 $250,000 Insuring Agreement H—STOP PAYMENT $50,000 $5,000 Insuring Agreement I—UNCOLLECTIBLE ITEMS OF DEPOSIT $50,000 $5,000 OPTIONAL COVERAGES ADDED BY RIDER: Insuring Agreement J—COMPUTER SYSTEMS $15,000,000 $250,000 Insuring Agreement K—UNAUTHORIZED SIGNATURES $50,000 $5,000 Insuring Agreement L—AUTOMATED PHONE SYSTEMS $15,000,000 $250,000 Insuring Agreement M—TELEFACSIMILE $15,000,000 $250,000 If “ Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted there from. Item 4. according to the terms of General Agreement A. All other Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions Item 5. 103012 (10/09), 103003 (10/09), 89644 (7/05), 103004 (10/09), 103014 (10/09), 103005 (10/09), 91222 (12/09), 41206 (9/84), 115903 (10/13), 113022 (10/12), Rider #1 (SR-5538), Riders #2-7 Item 6. policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective. Item 7. Premium A mount: $32,038 FHFC—Florida Hurricane Fund: Total Premium: $32,038 Issue Date: 07/01/2024 By: Authorized Representative

This endorsement, effective at 12:01 a.m. 07/01/2024 forms a part of Policy Number: 27708279 Issued to: PIMCO Funds By: National Union Fire Ins of Pittsburgh THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY COVERAGE TERRITORY ENDORSEMENT Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanctions laws of regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. © America n International Group, Inc. All rights reserv ed. By: Authorized Representative 89644 (7/05)

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA RIDER No. 1 To be attached to and form part of Bond No 27708279 in favor of PIMCO Funds effective as of 07/01/2024. In consideration of the premium charged for the attached bond, it is hereby agreed that: 1. From and after the time this rider becomes effective the Insured under the attached bond are: PIMCO Equity Series PIMCO Dividend and Income Fund PIMCO RAE Emerging Markets Fund PIMCO RAE Global ex-US Fund PIMCO RAE International Fund PIMCO RAE US Fund PIMCO RAE US Small Fund PIMCO REALPATH® Blend 2025 Fund PIMCO REALPATH® Blend 2030 Fund PIMCO REALPATH® Blend 2035 Fund PIMCO REALPATH® Blend 2040 Fund PIMCO REALPATH® Blend 2045 Fund PIMCO REALPATH® Blend 2050 Fund PIMCO REALPATH® Blend 2055 Fund PIMCO REALPATH® Blend 2060 Fund PIMCO REALPATH® Blend 2065 Fund PIMCO REALPATH® Blend Income Fund PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF PIMCO RAFI Dynamic Multi-Factor International Equity ETF PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF PIMCO RAFI ESG U.S. ETF PIMCO Equity Series VIT PIMCO StocksPLUS® Global Portfolio PIMCO ETF Trust PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-Traded Fund PIMCO 1-5 Year U.S. TIPS Index Exchange-Traded Fund PIMCO 15+ Year U.S. TIPS Index Exchange-Traded Fund PIMCO 25+ Year Zero Coupon U.S. Treasury Index Exchange-Traded Fund PIMCO Active Bond Exchange-Traded Fund PIMCO Broad U.S. TIPS Index Exchange-Traded Fund PIMCO ETF Trust—Continued PIMCO Commodity Strategy Active Exchange-Traded Fund PIMCO Enhanced Low Duration Active Exchange-Traded Fund PIMCO Enhanced Short Maturity Active ESG Exchange-Traded Fund PIMCO Enhanced Short Maturity Active Exchange-Traded Fund PIMCO Intermediate Municipal Bond Active Exchange-Traded Fund PIMCO Investment Grade Corporate Bond Index Exchange-Traded Fund PIMCO Municipal Income Opportunities Active Exchange-Traded Fund PIMCO Preferred and Capital Securities Active Exchange-Traded Fund PIMCO Senior Loan Active Exchange-Traded Fund PIMCO Short Term Municipal Bond Active Exchange-Traded Fund SR5538 PIMCO Multisector Bond Active Exchange-Traded Fund PIMCO Ultra Short Government Active Exchange-Traded Fund

PIMCO Funds PIMCO All Asset All Authority Fund PIMCO All Asset Fund PIMCO California Intermediate Municipal Bond Fund PIMCO California Municipal Bond Fund PIMCO California Short Duration Municipal Income Fund PIMCO Climate Bond Fund PIMCO CommoditiesPLUS® Strategy Fund PIMCO CommodityRealReturn Strategy Fund® PIMCO Credit Opportunities Bond Fund PIMCO Diversified Income Fund PIMCO Dynamic Bond Fund PIMCO Emerging Markets Bond Fund PIMCO Emerging Markets Corporate Bond Fund PIMCO Emerging Markets Currency and Short-Term Investments Fund PIMCO Emerging Markets Full Spectrum Bond Fund PIMCO Emerging Markets Local Currency and Bond Fund PIMCO ESG Income Fund PIMCO Extended Duration Fund PIMCO Global Advantage® Strategy Bond Fund PIMCO Global Bond Opportunities Fund (U.S. Dollar-Hedged) PIMCO Global Core Asset Allocation Fund PIMCO GNMA and Government Securities Fund PIMCO Government Money Market Fund PIMCO California Municipal Intermediate Value Fund PIMCO California Municipal Opportunistic Value Fund PIMCO National Municipal Intermediate Value Fund PIMCO National Municipal Opportunistic Value Fund PIMCO High Yield Fund PIMCO High Yield Municipal Bond Fund PIMCO High Yield Spectrum Fund PIMCO Income Fund PIMCO Inflation Response Multi-Asset Fund PIMCO International Bond Fund (U.S. Dollar-Hedged) PIMCO International Bond Fund (Unhedged) PIMCO Investment Grade Credit Bond Fund PIMCO Long Duration Total Return Fund PIMCO Long-Term Credit Bond Fund PIMCO Long-Term Real Return Fund PIMCO Long-Term U.S. Government Fund PIMCO Low Duration ESG Fund PIMCO Low Duration Fund PIMCO Low Duration Fund II PIMCO Low Duration Income Fund PIMCO Moderate Duration Fund PIMCO Mortgage Opportunities and Bond Fund PIMCO Mortgage-Backed Securities Fund PIMCO Municipal Bond Fund PIMCO National Intermediate Municipal Bond Fund PIMCO New York Municipal Bond Fund PIMCO Preferred and Capital Securities Fund PIMCO RAE Fundamental Advantage PLUS Fund PIMCO RAE PLUS EMG Fund PIMCO RAE PLUS Fund PIMCO RAE PLUS International Fund PIMCO RAE PLUS Small Fund PIMCO RAE Worldwide Long/Short PLUS Fund PIMCO Real Return Fund PIMCO RealEstateRealReturn Strategy Fund PIMCO Low Duration Credit Fund PIMCO Short Asset Investment Fund PIMCO Short Duration Municipal Income Fund PIMCO Short-Term Fund SR5538

PIMCO StocksPLUS® Absolute Return Fund PIMCO Funds—continued PIMCO StocksPLUS® Fund PIMCO StocksPLUS® International Fund (U.S. Dollar-Hedged) PIMCO StocksPLUS® International Fund (Unhedged) PIMCO StocksPLUS® Long Duration Fund PIMCO StocksPLUS® Short Fund PIMCO StocksPLUS® Small Fund PIMCO Low Duration Opportunities Fund PIMCO Total Return ESG Fund PIMCO Total Return Fund PIMCO Total Return Fund II PIMCO Total Return Fund IV PIMCO Total Return Fund V PIMCO TRENDS Managed Futures Strategy Fund PAPS (PIMCO Funds: Private Account Portfolio Series is not a separate Trust but a part of PIMCO Funds) PIMCO ABS and Short-Term Investments Portfolio PIMCO All Asset: Multi-RAE PLUS Fund PIMCO All Asset: Multi-Real Fund PIMCO All Authority: Multi-RAE PLUS Fund PIMCO EM Bond and Short-Term Investments Portfolio PIMCO High Yield and Short-Term Investments Portfolio PIMCO International Portfolio PIMCO Investment Grade Credit Bond Portfolio PIMCO Long Duration Credit Bond Portfolio PIMCO Low Duration Portfolio PIMCO Moderate Duration Portfolio PIMCO Mortgage and Short-Term Investments Portfolio PIMCO Municipal Portfolio PIMCO Real Return Portfolio PIMCO Sector Fund Series—H PIMCO Sector Fund Series—I PIMCO Short Asset Portfolio PIMCO Short-Term Floating NAV Portfolio II PIMCO Short-Term Floating NAV Portfolio III PIMCO Short-Term Portfolio PIMCO U.S. Government and Short-Term Investments Portfolio PVIT (PIMCO Variable Insurance Trust) PIMCO All Asset Portfolio PIMCO Balanced Allocation Portfolio PIMCO CommodityRealReturn® Strategy Portfolio PIMCO Dynamic Bond Portfolio PIMCO Emerging Markets Bond Portfolio PIMCO Global Bond Opportunities Portfolio (Unhedged) PIMCO Global Core Bond (Hedged) Portfolio PIMCO Global Diversified Allocation Portfolio PIMCO Global Managed Asset Allocation Portfolio PIMCO High Yield Portfolio PIMCO Income Portfolio PIMCO International Bond Portfolio (U.S. Dollar-Hedged) PIMCO International Bond Portfolio (Unhedged) PIMCO Long-Term U.S. Government Portfolio PIMCO Low Duration Portfolio PIMCO Real Return Portfolio PIMCO Short-Term Portfolio PIMCO Total Return Portfolio SR5538

Closed-End Funds PCM Fund, Inc. PIMCO Access Income Fund PIMCO California Municipal Income Fund PIMCO California Municipal Income Fund II PIMCO California Municipal Income Fund III PIMCO Corporate & Income Opportunity Fund PIMCO Corporate & Income Strategy Fund PIMCO Dynamic Income Fund PIMCO Dynamic Income Opportunities Fund PIMCO Dynamic Income Strategy Fund PIMCO Global StocksPLUS® & Income Fund PIMCO High Income Fund PIMCO Income Strategy Fund PIMCO Income Strategy Fund II PIMCO Municipal Income Fund Closed-End Funds – continued PIMCO Municipal Income Fund II PIMCO Municipal Income Fund III PIMCO New York Municipal Income Fund PIMCO New York Municipal Income Fund II PIMCO New York Municipal Income Fund III PIMCO Strategic Income Fund, Inc. Interval Funds PIMCO California Flexible Municipal Income Fund PIMCO Flexible Credit Income Fund PIMCO Flexible Emerging Markets Income Fund PIMCO Flexible Municipal Income Fund PIMCO Flexible Real Estate Income Fund Business Development Company PIMCO Capital Solutions BDC Corp. PIMCO Managed Accounts Trust Fixed Income SHares: Series C Fixed Income SHares: Series LD Fixed Income SHares: Series M Fixed Income SHares: Series R Fixed Income SHares: Series TE SR5538

“And all now existing or hereinafter created funds” 2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond. 3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured. 4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective. 5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which 6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond. 7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified. 8. This rider shall become effective as 12:01 a.m. on 07/01/2024. By: Authorized Representative SR5538

INVESTMENT COMPANY BLANKET BOND The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for: INSURING AGREEMENTS (A) FIDELITY Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor. Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent: (a) to cause the Insured to sustain such loss; and (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment. (B) AUDIT EXPENSE Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed 41206 (9/84) 1 to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations. (C) ON PREMISES Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation. Offices and Equipment (1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured’s offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or (2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire. (D) IN TRANSIT Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination. (E) FORGERY OR ALTERATION Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the 41206 (9/84) 2 Declarations of this bond. Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement. Mechanically reproduced facsimile signatures are treated the same as handwritten signatures. (F) SECURITIES Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, bylaws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof, (1) through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been (a) counterfeited, or (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or (c) raised or otherwise altered, or lost, or stolen, or (2) through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof. Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment. The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original. Mechanically produced facsimile signatures are treated the same as handwritten signatures. (G) COUNTERFEIT CURRENCY Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency. (H) STOP PAYMENT Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages: For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber. (I) UNCOLLECTIBLE ITEMS OF DEPOSIT Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured. Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited. This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s). GENERAL AGREEMENTS A . ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE 1. If the Insured shall, while this bond is in force, establish any additional office or offices, such 41206 (9/84) 3 office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of

Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period. 2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees. B. WARRANTY No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement. C. COURT COSTS AND ATTORNEYS’ FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond) The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that (1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or (2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; (3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted. The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding. If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage. D. FORMER EMPLOYEE Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment. THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS 41206 (9/84) 4

AND LIMITATIONS: SECTION 1. DEFINITIONS The following terms, as used in this bond, shall have the respective meanings stated in this Section: (a) “Employee” means: (1) any of the Insured’s officers, partners, or employees, and (2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor, and (3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and (4) guest students pursuing their studies or duties in any of the Insured’s offices, and (5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and (6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and (7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor 41206 (9/84) 5 who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Subsection (9) hereof, and (8) those persons so designated in Section 15, Central Handling of Securities, and (9) any officer, partner or Employee of a) an investment advisor, b) an underwriter (distributor), c) a transfer agent or shareholder accounting record-keeper, or d) an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee. Each employer of temporary personnel or processors as set forth in SubSections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees. (b) “Property” means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor. (c) “Forgery” means the signing of the name of another with intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, for any purpose. (d) “Larceny and Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940. (e) “Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed. 41206 (9/84) 6 SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER: (a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G). (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and (g) unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part cf any person acting for the Insured in initiating such transit. (c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy. (d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such (h) person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a (i) member of such Board or equivalent body. (e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting (j) to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F). (f) loss resulting from any violation by the Insured or by any Employee (1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or (2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E). loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess. potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I). all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond. loss through the surrender of Property away from an office of the Insured as a result of a threat (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or (2) to do damage to the premises or Property of the Insured, except when 41206 (9/84)

covered under Insuring Agreement (A). (k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B). (l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A). (m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada. SECTION 3. ASSIGNMENT OF RIGHTS This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for. SECTION 4. LOSS -NOTICE -PROOF- LEGAL PROCEEDINGS This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone 41206 (9/84) 8 other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law. Discovery occurs when the Insured (a) becomes aware of facts, or (b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known. SECTION 5. VALUATION OF PROPERTY The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration. In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records. SECTION 6. VALUATION OF PREMISES AND FURNISHINGS In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration. SECTION 7. LOST SECURITIES If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond. If the Underwriter shall make payment to the Insured 41206 (9/84) 9 for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities. With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds. With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder. SECTION 8. SALVAGE In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein. SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from (a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or (b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or (c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or (d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or (e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period. Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies. SECTION 10. LIMIT OF LIABILITY With respect to any loss set forth in the PROVIDED 41206 (9/84) 10 clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger. SECTION 11. OTHER INSURANCE If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss. SECTION 12. DEDUCTIBLE The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations. The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7. There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein. This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets. The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason. This Bond shall terminate (a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or (b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or (c) as to any person, who is a partner, officer or 41206 (9/84) 11 employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective. SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor. Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately; (a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or (b) upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium. The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose. SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property. The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis. The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder. For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the 41206 (9/84) 12 books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount (s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations. This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein. SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein: (a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them, (b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement, (c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured, (d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and (e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond. SECTION 17. NOTICE AND CHANGE OF CONTROL Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth: (a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and (b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and (c) the total number of outstanding voting securities. As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured. Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated. Such notice is not required to be given in the case of an Insured which is an Investment Company. SECTION 18. CHANGE OR MODIFICATION This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the 41206 (9/84) 13 signature of the Underwriter’s Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the

Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company. IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page. 41206 (9/84) 14

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA. Rider No. 2 1. It is agreed that Insuring Agreement (A) FIDELITY is deleted and replaced by the following: (i) FIDELITY Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor. Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent: (a) to cause the Insured to sustain such loss, or (b) to obtain thereby an improper financial benefit for the Employee, or for any person or entity intended by the Employee to receive such benefit. It is agreed that loss resulting from the intentional transfer of Property to the benefit of an innocent third party, committed by the Employee in the knowledge that such third party was not lawfully entitled to such Property and which Property is not lawfully recoverable by the Insured, shall be deemed to be a loss which meets the requirements of this Insuring Agreement. Such loss must result from acts committed by the Employee with the intent to cause the Insured to sustain such loss. Notwithstanding the foregoing however, it is agreed that with regard to Loans and Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to make and which result in (ii) an improper financial benefit for the Employee, or (iii) an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit. Salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other Employee benefits shall not constitute an improper financial benefit. The word “Loan” as used in this Insuring Agreement means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The word “Trading” as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like. 2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated. AUTHORIZED REPRESENTATIVE

NATIONAL UNION OF PITTSBURGH, FIRE INSURANCE PA. COMPANY RIDER No. 3 To be attached to and form part of Investment Company Blanket Bond No. 27708279 in favor of PIMCO Funds. It is agreed that: 1. Insuring Agreement (B), AUDIT EXPENSE, is amended so that it applies to any of the Insuring Agreements contained in this Bond or added to this Bond by rider. 2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated. By: AUTHORIZED REPRESENTATIVE

NATIONAL UNION OF PITTSBURGH, FIRE INSURANCE PA. COMPANY RIDER No. 4 To be attached to and form part of No. 27708279 in favor of PIMCO Funds. It is agreed that: 1. INSURING AGREEMENT G “Counterfeit Currency” is deleted in its entirety and the following is substituted therefor: Loss resulting directly from the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currency or coin of any country. 2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated. AUTHORIZED REPRESENTATIVE

NATIONAL UNION OF PITTSBURGH, FIRE INSURANCE PA. COMPANY RIDER No. 5 This rider, effective 07/01/2024 forms a part of bond number 27708279 issued to PIMCO Funds by AIG. AMEND LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS It is agreed that: 1. Section 4, Loss—Notice—Proof—Legal Proceedings, is amended by deleting the following: “At the earliest practicable moment after discovery of any loss...” and substituting the words “At the earliest practicable moment, not to exceed sixty (60) days, after discovery of any loss The following section is also deleted “Discovery occurs when the Insured (a) becomes aware of facts, or (b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.” and replacing the above with the following: “Discovery occurs when the Insured’s Risk Manager’s or General Counsel’s office (a) becomes aware of facts, or (b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known of a loss that exceeds, or is likely to exceed, $100,000.” 2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated. AUTHORIZED REPRESENTATIVE NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA Rider No. 6 Internet Rider To be attached to and form part of Investment Company Blanket Bond No. 27708279 in favor of PIMCO Funds. It is agreed that Section 2(d) of Computer Systems Insuring Agreement (J) is amended to include:

1. Related communications networks or customer communication including but not limited to the INTERNET, by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved. 2. Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated. 3. This rider shall become effective as of 12:01 a.m. on 07/01/2024 standard time as specified in the attached bond. By: Authorized Representative

NATIONAL UNION OF PITTSBURGH, FIRE INSURANCE PA. COMPANY RIDER No. 7 To be attached to and form part of Investment Company Blanket Bond No. 27708279 in favor of PIMCO Funds It is agreed that: 1. SECTION 1., DEFINITIONS, (a) “Employee,” is hereby amended to include the following: (10) registered representatives and retired Employees for a period of sixty (60) days after their retirement. 2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated. AUTHORIZED REPRESENTATIVE

This endorsement, effective 7/01 /2024 at 12:01 AM, forms a part of Policy number:27708279 Issued to: PIMCO Funds By: National Union Fire Insurance Company of Pittsburgh, PA PROTECTED INFORMATION EXCLUSION (CARVEBACK) This endorsement modifies insurance provided under the following: INVESTMENT COMPANY BLANKET BOND In consideration of the premium charged, it is hereby understood and agreed that this policy does not cover loss resulting directly or indirectly from the: (i) “theft,” disappearance or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any: (1) confidential or non-public; or (2) personal or personally identifiable; information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard. This exclusion shall not apply to loss of any money, securities or tangible property: (a) owned by the Insured; (b) held by the Insured in any capacity; or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss; that was the subject of a theft, disappearance, damage or destruction resulting directly from the unauthorized use or disclosure of such information. ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. ©American International Group, Inc. All rights reserved. AUTHORIZED REPRESENTATIVE 115903 (10/13) Page 1 of 1

This rider, effective 7/01/2024 at 12:01 AM, forms a part of Bond number: 27708279 Issued to: PIMCO Funds By: National Union Fire Insurance Company of Pittsburgh, PA INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION This rider modifies insurance provided under the following: INVESTMENT COMPANY BLANKET BOND It is agreed that: 1. This bond shall not cover any indirect or any consequential loss of any nature including, but not limited to fines, penalties, multiple or punitive damages. 2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated. ©American International Group, Inc. All rights reserved. AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA INSURING AGREEMENT J Computer Systems To be attached to and form part of Bond No. 27708279 in favor of PIMCO Funds. It is agreed that: 1. The attached bond is amended by adding an additional insuring agreement as follows: COMPUTER SYSTEMS Loss resulting directly from a fraudulent (1) Entry of data into, or (2) Change of data or programs within a Computer System; provided the fraudulent entry or change causes (a) Property to be transferred paid or delivered, (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited: (c) an unauthorized account of a fictitious account to be debited or credited; (3) Voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to: (i) cause the Insured or its agent(s) to sustain a loss, and (ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit, (iii) and further provided such voice instruction or advices: (a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and (b) were electronically recorded by the Insured or its agent (s). (4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s)shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured. SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured. 2. As used in this Rider, Computer System means: (a) computers with related peripheral components, including storage components, wherever located, (b) systems and application software, (c) terminal devices, (d) related communication networks or customer communication systems, and (e) related Electronic Funds Transfer Systems, by which data are electronically collected, transmitted, processed, stored, and retrieved. 3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement: (a) loss resulting directly or indirectly from the theft of confidential information, material or data; and (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System. 4. The following portions of the attached bond are not applicable to this Rider: (a) the initial paragraph of the bond preceding the Insuring Agreements which reads “...at any time but discovered during the Bond Period.” (b) Section 9-N0N-REDUCTI0N AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY (c) Section 10-LIMIT OF LIABILITY 5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force. 6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss. 7. The Limit of Liability for the coverage provided by this Rider shall be ($15,000,000), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond. 8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $250 000 (herein called the Deductible amount) but not in excess of the Limit of Liability stated above. 9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage. 10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety: (a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or (b) Immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider. The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured. 11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence: “Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices.” 12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy. 13. Nothing herein contained shall be held to vary, alter, waiver or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated. 14. This rider shall become effective at 12:01 a.m. Standard time on 07/01/2024. By: Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA INSURING AGREEMENT K To be attached to and form a part of Investment Company Blanket Bond No. 277 08279 in favor of PIMCO Funds. It is agreed that: (1) The attached bond is amended by adding an additional Insuring Agreement as follows: UNAUTHORIZED SIGNATURES Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account. (2) It shall be a condition precedent to the Insured’s right of recovery under this rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account. (3) The Single Loss Limit of Liability for the coverage provided by this rider shall be $50,000, it being understood, however, that such liability shall be part of, and not in addition to, the Aggregate Limit of Liability stated in item 3. of the Declarations of the attached bond. (4) The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of $5,000, (herein called Deductible Amount), and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond. (5) Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated. (6) The rider is effective as of 12:01 a.m. standard time on 07/01/2024 as specified in the bond. By: Authorized Representative 103004 (10/09)

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA INSURING AGREEMENT L To be attached to and form part of Bond No. 277 08279 Issued to PIMCO Funds. It is agreed that: 1. The attached bond is amended by adding an additional Insuring Agreement as follows: AUTOMATED PHONE SYSTEM 1. Loss caused by an Automated Phone System (“APS”)Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transactions. The Unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond. 1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings: a. “APS Transaction” means any APS Redemption, APS Exchange or APS Election. b. “APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad. c. “APS Election” means any election concerning dividend options available to Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad. d. “APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad. e. “APS Designated Procedures” means all of the following procedures: 103014 (10/09)

(1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption. (2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months. (a) Information contained in the records shall be capable of being retrieved through the following methods: audio tape and or transactions stored on computer disks (b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent. (3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”) (a) Limited Attempts to Enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN (4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction. (5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner: 2. Exclusions. It is further understood and agreed that this extension shall not cover: a. Any loss covered under Insuring Agreement A. “Fidelity”, of this Bond; b. Any loss resulting from: (1) The redemption of shares, where the proceeds of such redemption are made payable to other than (1) the shareholder of record, or 103014 (10/09)

(ii) a person officially Designated to receive redemption proceeds, or (iii) a bank account officially Designated to receive redemption proceeds, or (2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been (i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption, or (ii) Officially Designated, or (iii) Verified by any other procedures which may be stated below in this Rider, or (3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially Designated bank account, or (4) The Intentional failure to adhere to one or more APS Designated Procedures. 2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or provisions of the attached bond other than above stated. 3. This rider shall become effective as of 12:01 a.m. on 07/01/2024, standard time as specified in the bond. By: Authorized Representative 103014 (10/09) 3

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA INSURING AGREEMENT M TELEFACSIMILE TRANSMISSIONS To be attached to and form part of Investment Company Blanket Bond No. 277 08279 issued to PIMCO Funds. It is agreed that: 1. The attached bond is amended by adding an additional Insuring Agreement as follows: TELEFACSIMILE TRANSMISSIONS Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions: i) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and ii) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instruction were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature. As used in this Insuring Agreement, “Telefacsimile” means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House. 2. The Single Loss Limit of Liability for the coverage provided under the TELEFACSIMILE TRANSMISSIONS Insuring Agreement shall be $15,000,000 it being understood, however, that such liability shall be part of, and not in addition to, the aggregate limit of liability stated in Item 3 of the Declaration of the attached bond. 3. The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Deductible Amount of $250,000 but not in excess of the Single Limit of Liability stated above. 103005 (10/09) 1

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated. 5. This rider is effective as of 12:01 a.m. on 07/01/2024, standard time as specified in the attached bond. Authorized Representative 103005 (10/09) 2

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA AMENDMENT TO TERMINATION To be attached to and form part of Investment Company Blanket Bond No. 277 08279 in favor of PIMCO Funds. It is agreed that: 1. The attached bond is hereby amended by deleting Section 13. TERMINATION in its entirety and replacing it with the following: SECTION13. TERMINATION The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein. This Bond will terminate as to any one Insured (other than a registered management investment company) immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets. This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason. This bond shall terminate a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

b. as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or c. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company. 2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated. 3. This rider is effective as of 12:01 a.m. on 07/01/2024. By: Authorized Representative

Chubb Group of Insurance Companies	DECLARATIONS
202B Hall’s Mill Road	FINANCIAL INSTITUTION

Whitehouse Station, NJ 08889	EXCESS BOND FORM E

NAME OF ASSURED:	Bond Number: 82126616

PIMCO FUNDS	FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
650 NEWPORT CENTER DRIVE	a stock insurance company, herein called the COMPANY
NEWPORT BEACH, CA 92660
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on July 1, 2024
		to	12:01 a.m. on July 1, 2025

ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $15,000,000

ITEM 3.	SINGLE LOSS LIMIT OF LIABILITY:		$15,000,000 excess $15,000,000

ITEM 4.	DEDUCTIBLE AMOUNT: $ See Endorsement #4 (17-02-1003)

ITEM 5.	PRIMARY BOND:

	Insurer:		National Union Fire Insurance Company of Pittsburgh, PA

	Bond No.		27708279

	Limit		$15,000,000

	Deductible:		$250,000

	Bond Period		July 1, 2024 to July 1, 2025

ITEM 6.	COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: N/A

ITEM 7.	TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: N/A

ITEM 8.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: 1 – 4 Endorsements

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary	President

September 12, 2024
Date	Authorized Representative

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 1 of 1

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause	Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

	a.	The coverage exceptions in ITEM 6. of the DECLARATIONS; and

	b.	The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.
General Agreements

Change Or Modification Of Primary Bond	A.

If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured	B.	The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.
Notice To Company Of Legal Proceedings Against Assured - Election To Defend	C.

The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED’S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R Form 17-02-0842 (Ed. 7-92) R	Page 1 of 5

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY’S liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions	1.	As used in this bond:

a.

Deductible Amount means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the Underlying Bonds.

		b.	Primary Bond means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

		c.	Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the COMPANY under General Agreement C., resulting from:

			(1)	any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

			(2)	any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

			(3)	all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

			(4)	any one event not specified above, in c.(1), c.(2) or c.(3).

		d.	Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 2 of 5

Conditions And Limitations
(continued)

Limit Of Liability Aggregate Limit Of Liability	2.

The COMPANY’S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

		On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

		a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

		b.

the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY’S liability for each Single Loss shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery	3.	This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this bond, or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery	4.

In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)	Page 3 of 5

Conditions And Limitations

Subrogation-Assignment- Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured	5.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath, and

		b.	produce for the COMPANY’S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	6.	This bond terminates as an entirety on the earliest occurrence of any of the following:

		a.	sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

		b.	immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

		c.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

		d.	immediately on the dissolution of the ASSURED, or

		e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

		f.	immediately on expiration of the BOND PERIOD, or

		g.	immediately on cancellation, termination or recision of the Primary Bond.
Conformity	7.

If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 4 of 5

Conditions And Limitations
(continued)

Change Or Modification Of This Bond	8.

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

Excess Bond (7-92) Form 17-02-0842 (Ed. 70-2)	Page 5 of 5

	FEDERAL INSURANCE COMPANY

	Endorsement No:	1

	Bond Number:	82126616

NAME OF ASSURED: PIMCO FUNDS

PREMIUM ENDORSEMENT

It is agreed that:

1.	The premium for this bond for the period July 1, 2024 to July 1, 2025 is:

Premium: Thirty Three Thousand Nine Hundred and Eighty Seven Dollars ($33,987.00)

2.	It is further agreed that this premium is subject to change during this period if amendments are made to this bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2024.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 12, 2024	By
Authorized Representative

Excess Bond

Form 17-02-0735 (Rev. 1-97)

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2024	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 2

To be attached to and
form a part of Policy No. 82126616

Issued to: PIMCO FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-9228 (2/2010)	Page 1

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: July 1, 2024	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 3

To be attached to and
form a part of Bond No. 82126616

Issued to: PIMCO FUNDS

REMOVE AGGREGATE LIMIT OF LIABILITY ENDORSEMENT

In consideration of the premium charged, it is agreed that this bond is amended as follows:

1.	By deleting in its entirety ITEM 2., AGGREGATE LIMIT OF LIABILITY, on the DECLARATIONS.

2.	By deleting in its entirety Section 2., Limit of Liability, and substituting the following: “Section 2. Single Loss Limit of Liability

The COMPANY’S liability for each Single Loss discovered during the BOND PERIOD shall not exceed the applicable SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS. If a Single Loss is covered under more than one INSURING CLAUSE, the maximum payable shall not exceed the largest applicable SINGLE LOSS LIMIT OF LIABILITY.”

3.	By deleting in its entirety the second paragraph of Section 4., Subrogation-Assignment-Recovery, and substituting the following:

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

4.	By deleting in its entirety subparagraph e. from Section 6, Termination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

14-02-13158 (05/2007)	Page 1

	FEDERAL INSURANCE COMPANY

	Endorsement No.	4

	Bond Number:	82126616

NAME OF ASSURED: PIMCO FUNDS

AMENDED DEDUCTIBLE/DROP DOWN ENDORSEMENT

It is agreed that this bond is amended by deleting ITEM 4., DEDUCTIBLE AMOUNT of the DECLARATIONS, in its entirety and substituting the following:

“ITEM 4. DEDUCTIBLE AMOUNT

a.	$250,000, plus any unpaid portion of the AGGREGATE LIMIT OF LIABILITY of the Underlying Bonds on the date of payment of any Single Loss under this bond.

b.	The ASSURED shall notify the COMPANY immediately of any payment made or intended to be made under any of the Underlying Bonds.

c.	This bond shall drop down but only by the amount paid under the Underlying Bonds.”

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2024.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 12, 2024	By
Authorized Representative

Excess Bond

Form 17-02-1003 (Ed. 7-92)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

125 Broad Street, 8th Fl, New York, NY 10004

July 22, 2024

Michael Klaschka

EDGEWOOD PARTNERS INSURANCE CENTER

350 HUDSON ST FL 4

NEW YORK, NY 10014-4500

Re:	PIMCO Funds

Mutual Fund Bond

Policy Number 267860356

Expiration Date: 07/01/2025

Dear Michael,

We are pleased to enclose Policy Number 267860356 for PIMCO Funds. We trust that this policy meets with the specifications outlined in our quotation (number 6332642801). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with PIMCO Funds and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

John Moscato

Assistant Vice President

(212) 440-3781

John.Moscato@cna.com

POLICY HOLDER NOTICE – CALIFORNIA

IMPORTANT NOTICE ABOUT THE POLICY OF INSURANCE FOR WHICH YOU HAVE APPLIED OR THE CLAIM YOU HAVE SUBMITTED.

READ THE FOLLOWING INFORMATION CAREFULLY.

Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.

CNA102958CA (12-21)	Page 1 of 1
© Copyright CNA All Rights Reserved.

DECLARATIONS EXCESS INSURANCE POLICY

ACCOUNT NUMBER	233330
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	267860356
Item 1: NAMED ENTITY AND PRINCIPAL ADDRESS	PRODUCER
PIMCO Funds 650 Newport Center Drive Newport Beach, CA 92660	EDGEWOOD PARTNERS INSURANCE CENTER 350 HUDSON ST FL 4 NEW YORK, NY 10014-4500
Attn:	Michael Klaschka

Item 2.	Policy	7/1/2024 To 7/1/2025	Item 3. Limit of Liability
Period:
		12:01 a.m. Standard Time at the Principal	$15,000,000 maximum aggregate Limit of Liability under the Policy
Address stated in Item 1.

Item 4.	Schedule of Underlying Insurance:
	A. Followed Policy

	Name of Carrier		Policy No	Limits	Ded/Ret Amount

	National Union Fire Insurance Company of Pittsburgh, PA		27708279	$15,000,000	$250,000

	B. Underlying Excess Policies:		*** SEE ATTACHED SCHEDULE ***

Item 5.	Policy Premium	$32,500

Item 6.	Notices of Claims:	All other Notices:
CNA – Claims Reporting
	P.O. Box 8317	Open Brokerage Global Specialty Lines
	Chicago, IL 60680-8317	CNA Insurance Company
	Email address: SpecialtyProNewLoss@cna.com	125 Broad Street – 8th Floor
	Fax Number: 866-773-7504	New York, NY 10004

Item 7.	Endorsements forming a part of this Policy at inception:
GSL-7132-XX 2010-06-01 Trade And Economic Sanctions Endorsement

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative:	Date: July 22, 2024

G-22076-B(c) (ED. 06-10)	1
© CNA All Rights Reserved.

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of

Federal Insurance Company	82126616	$15,000,000	$15,000,000

G-22076-B(c) (ED. 06-10)	2
© CNA All Rights Reserved.

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I.	FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter “Followed Policy”) except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter “Underlying Insurance”) by or on behalf of the insurers of such Underlying Insurance, or by or on behalf of the Insureds. The risk of uncollectibility of any Underlying Insurance (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II.	LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer’s obligations under this Policy shall be deemed completely fulfilled and extinguished.

III.	CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any Underlying Insurance which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any Underlying Insurance is subject to a sub-limit, then this Policy provides no coverage excess of such Underlying Insurance sub-limit, but the Underlying Insurance shall be deemed depleted by payment of any such sub-limit.

IV.	INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the Followed Policy and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any Underlying Insurance, even if the Underlying Insurance has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer’s position or rights of recovery.

V.	NOTICES
Where notice is permitted or required by the Followed Policy, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman	Secretary

G-22075-B (Ed. 06-10)	- 1 -
© CNA All Rights Reserved.

TRADE AND ECONOMIC SANCTIONS ENDORSEMENT

In consideration of the premium charged, it is understood and agreed, a new condition is added to the Policy as follows:

This Policy does not provide coverage for Insureds, transactions or that part of loss that is uninsurable under the laws or regulations of the United States concerning trade or economic sanctions.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL7132XX (6-10)	Policy No:	267860356
Page 1	Endorsement No:	1
Continental Casualty Company	Effective Date:	07/01/2024
Insured Name: PIMCO Funds

© CNA All Rights Reserved.

PO Box 2950

Hartford, CT 06104-2950

July 29, 2024

PIMCO Funds

650 Newport Center Drive

NEWPORT BEACH, CA 92660

Re: Important Information about Claims Information Line

Dear PIMCO Funds

Travelers Bond & Specialty Insurance is pleased to announce its 1-800-842-8496 Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

•	The information that needs to be included with the claim notice
•	The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information
•	Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy’s reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

LTR-4035 Ed. 06-09	Page 1 of 1
© 2009 The Travelers Indemnity Company. All rights reserved.

This notice provides no coverage, nor does it change any policy terms. To determine the scope of coverage and the insured’s rights and duties under the policy, read the entire policy carefully. For more information about the content of this notice, the insured should contact their agent or broker. If there is any conflict between the policy and this notice, the terms of the policy prevail.

Independent Agent And Broker Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write or call:

Travelers, Agency Compensation

One Tower Square

Hartford, Connecticut 06183

(866) 904.8348

NTC-19036 Rev. 01-19	Page 1 of 1
© 2019 The Travelers Indemnity Company. All rights reserved.

Excess Bond Coverage Declarations

POLICY NO.	106544116

Travelers Casualty and Surety Company of America

Hartford, Connecticut

(A Stock Insurance Company, herein called the Company)

ITEM 1	THE COMPANY ISSUES THIS EXCESS BOND COVERAGE TO:

NAMED INSURED:
PIMCO Funds

Principal Address:
650 Newport Center Drive
NEWPORT BEACH, CA 92660

(herein called Insured).

ITEM 2	EXCESS BOND COVERAGE PERIOD:

The Excess Bond Coverage Period shall be effective at:

Inception Date: July 01, 2024 Expiration Date: July 01, 2025

12:01 A.M on standard time both dates at the Principal Address stated in ITEM 1, subject to SECTION 5. EXCESS BOND COVERAGE PERIOD of the TERMS, CONDITIONS AND LIMITATIONS of this Excess Bond Coverage.

ITEM 3	ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com
Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim

         P.O. Box 2989

         Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim

One Tower Square, MN06

Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4	LIMIT OF INSURANCE:

	A.	SINGLE LOSS LIMIT OF INSURANCE:	$20,000,000

	B.	AGGREGATE LIMIT OF INSURANCE:	Not Applicable

XSB-2001 Ed. 01-12	Page 1 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

ITEM 5	SCHEDULE OF UNDERLYING INSURANCE:

	Bond or Policy Number	Bond or Policy Period	Single Loss Limit of Insurance	Aggregate Limit of Insurance	Single Loss Deductible
A. Issuer of Primary Bond or Policy
National Union Fire Insurance Company of Pittsburgh, Pa	27708279	07/01/2024 to 07/01/2025	$15,000,000	N/A	$250,000
B. Other Underlying Insurers
Federal Insurance Company	82126616	07/01/2024 to 07/01/2025	$15,000,000	N/A	N/A
Continental Casualty Company	267860356	07/01/2024 to 07/01/2025	$15,000,000	N/A	N/A

C.	TOTAL AMOUNT OF UNDERLYING SINGLE LOSS LIMIT OF INSURANCE:

The total amount of Underlying Single Loss Limit of Insurance is $45,000,000 plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

D.	TOTAL AMOUNT OF UNDERLYING AGGREGATE LIMIT OF INSURANCE EACH EXCESS BOND COVERAGE PERIOD:

The total amount of Underlying Aggregate Limit of Insurance each Excess Bond Coverage Period is Not Applicable plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

ITEM 6	SUBJECT TO THE DECLARATIONS, INSURING AGREEMENT, TERMS, CONDITIONS AND LIMITATIONS, AND ENDORSEMENTS OF THIS EXCESS BOND COVERAGE AND AS EXCEPTED BELOW, THIS EXCESS BOND COVERAGE FOLLOWS THE FORM OF:

	Insurer’s Name:	National Union Fire Insurance Company of Pittsburg
	Bond or Policy Number:	27708279
	Policy Period:	From: July 01, 2024	To: July 01, 2025
Except as provided below:

None

ITEM 7	PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this Excess Bond Coverage, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.
ITEM 8	FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

XSB-2001 Ed. 01-12	Page 2 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

XSB-3001-0112; XSB-19001-0315

PRODUCER INFORMATION:

EDGEWOOD PARTNERS INS

3780 MANSELL RD STE 370

ALPHARETTA, GA 30022

Countersigned By

IN WITNESS WHEREOF, the Company has caused this policy/bond to be signed by its authorized officers.

President	Corporate Secretary

XSB-2001 Ed. 01-12	Page 3 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

Excess Bond Coverage

INSURING AGREEMENT

IN CONSIDERATION of the payment of an agreed premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Company and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Agreements, Terms, Conditions And Limitations, and Endorsements of this Excess Bond Coverage, this Excess Bond Coverage is subject to the same Insuring Agreements, Terms, Conditions And Limitations, and Endorsements as provided by the Bond or Policy identified in ITEM 6 of the Declarations of this Excess Bond Coverage. In no event shall this Excess Bond Coverage provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Bond Coverage is not subject to the same premium or the Limit of Insurance of the Bond or Policy identified in ITEM 6 of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

SECTION 1. UNDERLYING COVERAGE

A.

The Insured(s) shall notify the Company in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in ITEM 5 A. and B. of the Declarations.

B.

In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured’s failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C.

If the coverage and provisions of the Bond or Policy identified in ITEM 6 of the Declarations are altered, the Insured shall, as soon as practicable, give the Company written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Company, the Insured shall pay any additional premium required by the Company. This Excess Bond Coverage shall not follow the form of any alteration(s) to the Bond or Policy identified in ITEM 6 of the Declarations unless such written notice thereof is given by the Insured(s) to the Company, the Company gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Company.

D.

Except as provided in Section 2. Limit Of Insurance, D. and E. below, in no event shall the Company be liable to pay loss under this Excess Bond Coverage until the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E.

Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Bond Coverage, but shall, for purposes of this Excess Bond Coverage, reduce or exhaust the Underlying Limit of Insurance to the extent such payment reduces or exhausts the aggregate limit(s) of insurance of such Underlying Insurance.

SECTION 2. LIMIT OF INSURANCE

A.

Payment by the Company of loss covered under this Excess Bond Coverage shall reduce the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations. In the event of exhaustion of the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations, the Company shall be relieved of all further liability under this Excess Bond Coverage.

XSB-3001 Ed. 01-12	Page 1 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

B.

The Company’s maximum liability for a Single Loss covered under this Excess Bond Coverage shall not exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations. Also, the Company’s maximum liability for all loss(es) in the aggregate covered under this Excess Bond Coverage shall not exceed the amount of the Aggregate Limit of Insurance stated in ITEM 4 B. of the Declarations, which shall be the maximum liability of the Company in the Excess Bond Coverage Period stated in ITEM 2 of the Declarations.

C.

Except as provided in Section 2. Limit Of Insurance, D. and E. below, the Company shall only be liable to make payment for a Single Loss covered under this Excess Bond Coverage after the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D.

In the event the total amount of the Underlying Aggregate Limit of Insurance as stated in ITEM 5 D. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations, this Excess Bond Coverage shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Insurance, but not to exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations, and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

E.

In the event of exhaustion of the total amount of Underlying Aggregate Limit of Insurance as set forth in ITEM 5 D. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Bond Coverage shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in ITEM 5 A. of the Declarations, such amount not to exceed the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

SECTION 3. JOINT INSUREDS

If two or more Insureds are covered under this Excess Bond Coverage, the first named Insured shall act for all Insureds. Payment by the Company to the first named Insured or to any named Insured of loss covered under this Excess Bond Coverage shall fully release the Company on account of such loss. The liability of the Company for loss(es) sustained by all Insureds shall not exceed the amount for which the Company would have been liable had all such loss(es) been sustained by one Insured.

SECTION 4. NOTICE/PROOF OF LOSS – LEGAL PROCEEDINGS AGAINST COMPANY

A.

The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, give the Company notice of any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefor in whole or in part, and upon request of the Company, the Insured(s) shall file with the Company a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in ITEM 5 A. and B. of the Declarations. Notice given to any Insurer identified in ITEM 5 A. and B. of the Declarations of this Excess Bond Coverage shall not constitute notice as required under Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

B.

The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, file with the Company a proof of loss for any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefore in whole or in part, and upon request of the Company the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in ITEM 5 A. and B. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in ITEM 5 A. and B. of the Declarations shall not constitute filing a proof of loss with the Company as required in Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

XSB-3001 Ed. 01-12	Page 2 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

C.

Legal proceedings against the Company shall be commenced within the time prescribed in the Bond or Policy identified in ITEM 6 of the Declarations and only after complying with all the Terms, Conditions And Limitations of this Excess Bond Coverage.

D.	Notice and proof of loss under this Excess Bond Coverage shall be given as set forth in ITEM 3 of the Declarations.

SECTION 5. EXCESS BOND COVERAGE PERIOD

A.

The term Excess Bond Coverage Period as used in this Excess Bond Coverage shall mean the lesser of the period stated in ITEM 2 of the Declarations or the time between the effective date and the termination date of this Excess Bond Coverage.

B.

The Aggregate Limit of Insurance set forth in ITEM. 4 B. of the Declarations shall not be cumulated regardless of the number of Excess Bond Coverage Periods this Excess Bond Coverage has been in force; the number of renewals of this Excess Bond Coverage by the Company; any extensions of the Excess Bond Coverage Period of this Excess Bond Coverage by the Company; the number of and amount of premiums paid by the Insured, or the number of Excess Bond Coverage Periods of this Excess Bond Coverage in which the acts giving rise to a loss(es) were committed or occurred.

SECTION 6. SINGLE LOSS DEFINED

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in ITEM 6 of the Declarations.

SECTION 7. CANCELLATION OF THIS EXCESS BOND COVERAGE BY THE COMPANY OR THE INSURED

This Excess Bond Coverage terminates as an entirety upon occurrence of any of the following:

A.

after the receipt by the Insured of a written notice from the Company of its desire to cancel this Excess Bond Coverage in accordance with the conditions and limitations of any Bond or Policy identified in ITEM 5 A. and B. of the Declarations,

B.	immediately upon the receipt by the Company of a written notice from the Insured of its desire to cancel this Excess Bond Coverage, or

C.	immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in ITEM 6 of the Declarations, whether by the Insured or the underwriter.

XSB-3001 Ed. 01-12	Page 3 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

GLOBAL COVERAGE COMPLIANCE ENDORSEMENT

This endorsement changes the following:

Excess Bond

It is agreed that:

The following sections are added to TERMS, CONDITIONS AND LIMITATIONS:

UNLICENSED INSURANCE

A.

This Excess Bond Coverage does not apply to loss sustained by an Insured domiciled in any country or jurisdiction in which the Company is not licensed to provide this insurance, to the extent that providing this insurance would violate the laws or regulations of such country or jurisdiction.

B.

In the event an Insured sustains loss referenced in A. above to which this Excess Bond Coverage would have applied, the Company will reimburse the first named Insured for its loss, on account of its Financial Interest in such Insured. As a condition precedent to such reimbursement, or exercising rights under this Excess Bond Coverage, the first named Insured will cause such Insured to comply with the conditions of this Excess Bond Coverage.

C.

The term Financial Interest as used in this Excess Bond Coverage shall mean the insurable interest of the first name Insured in an Insured that is domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, as a result of the first named Insured’s:

1.

ownership of the majority of the outstanding securities or voting rights of the Insured representing the present right to elect, appoint, or exercise a majority control over such Insured’s board of directors, board of trustees, board of managers, natural person general partner, or functional foreign equivalent;

2.	indemnification of, or representation that it has an obligation to indemnify, the Insured for loss sustained by such Insured; or

3.	election or obligation to obtain insurance for such Insured.

SANCTIONS

This Excess Bond Coverage will provide coverage, or otherwise will provide any benefit, only to the extent that providing such coverage or benefit does not expose the Company or any of its affiliated or parent companies to any trade or economic sanction under any law or regulation of the United States of America or any other applicable trade or economic sanction, prohibition or restriction.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106544116

XSB-19001 Ed. 03-15	Page 1 of 1
© 2015 The Travelers Indemnity Company. All rights reserved.

EXPERTS FOCUSED ON YOUR PROTECTION. WE DELIVER.

July 29, 2024

Veronica Koprowski

Edgewood Partners Insurance Center

350 Hudson St

New York, NY 10014

Re:  PIMCO Funds

     Policy # BFIV-45001524-30

Dear Veronica,

Thank you for insuring your account with Berkley Crime. Attached please find a copy of the policy for the above referenced account. In the event of loss, please contact:

Ms. Megan Manogue

Vice President, Chief Claims Officer

901 Dulaney Valley Road, Suite 708

Towson, Maryland 21204

Phone (toll free): (866) 539-3995, Option 3

Fax (toll free): (866) 915-7879

E-Mail: claims@berkleycrime.com

Please feel free to contact me with any additional questions.

Sincerely,

George Pierce

Vice President - Underwriting

gpierce@berkleycrime.com

757 Third Avenue, 10th Floor, New York, NY 10017 PH. 844.44.CRIME

PRODUCER Veronica Koprowski Edgewood Partners Insurance Center 350 Hudson St New York, NY 10014 (646) 452-4038
Underwritten By BERKLEY REGIONAL INSURANCE COMPANY

Administrative Office:	Issuing Office:
475 Steamboat Road	29 South Main Street, Suite 308
Greenwich, CT 06830	West Hartford, CT 06107

INVESTMENT COMPANY EXCESS FOLLOW FORM CERTIFICATE

POLICY NUMBER	BFIV-45001524-30	PRIOR POLICY NUMBER	BFIV-45001524-29
NAMED INSURED	PIMCO Funds

MAILING ADDRESS	650 Newport Center Drive
Newport Beach, CA 92660

POLICY PERIOD	7/01/2024 to 7/01/2025
(12:01 A.M. at your Mailing Address shown above)

 TERMS AND CONDITIONS:

In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:

a)	would have been paid by the underlying Carrier(s) in the UNDERLYING COVERAGE scheduled below but for the fact that such loss exceeds the Limit of Liability of the underlying Carrier(s), and
b)	for which the underlying Carrier(s) has made monetary payment and the Insured has collected the full monetary amount of the underlying Carrier’s expressed Limit of Liability.

This policy does not provide coverage in excess of any sub-limited coverage in the underlying policy which is below the underlying Carrier’s expressed Limit of Liability in the UNDERLYING COVERAGE scheduled below.

LEAD CARRIER FOR LAYER:	Berkley Regional Insurance Company
LIMIT OF LIABILITY:	$25,000,000 excess of $65,000,000 plus deductible
AGGREGATE LIMIT:

  UNDERLYING COVERAGE:

Carrier:	National Union Fire Insurance Company of Pittsburgh, PA
Limit of Liability:	$15,000,000
Deductible:	$250,000
Policy Number:	27708279
Policy Period:	07/01/2024 to 07/01/2025

Carrier:	Federal Insurance Company
Limit of Liability:	$15,000,000 excess of $15,000,000 plus deductible
Policy Number:	82126616
Policy Period:	07/01/2024 to 07/01/2025

Carrier:	Continental Casualty Company
Limit of Liability:	$15,000,000 excess of $30,000,000 plus deductible
Policy Number:	267860356
Policy Period:	07/01/2024 to 07/01/2025

BCR CGI XS 01 15	Page 1 of 2

Carrier:	Travelers Casualty and Surety Company of America
Limit of Liability:	$20,000,000 excess of $45,000,000 plus deductible
Policy Number:	106544116
Policy Period:	07/01/2024 to 07/01/2025

Forms and Endorsements Forming Part of this Policy When Issued:
Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
IL P 001 01 04	U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

Cancellation of Prior Insurance Issued by Us:
By acceptance of this Policy you give us notice canceling prior policy Numbers: BFIV-45001524-29 the cancellation to be effective at the time this Policy becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.

Ira S. Lederman Director, Senior Vice President and Secretary	W. Robert Berkley, Jr. Director and President

BCR CGI XS 01 15	Page 2 of 2

POLICY NUMBER: BFIV-45001524-30	BAP 90 00 11 13
NAMED INSURED: PIMCO Funds	ENDORSEMENT #: 1
EFFECTIVE DATE: 07/01/2024	EXPIRATION DATE: 07/01/2025
DATE OF ISSUANCE: 07/29/2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FORMS INDEX

Forms and Endorsements Forming Part of this Policy When Issued:
Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
IL P 001 01 04	U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 00 11 13	Page 1 of 1 ☐

IL P 001 01 04

U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN

ASSETS CONTROL (“OFAC”)

ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

•	Foreign agents;

•	Front organizations;

•	Terrorists;

•	Terrorist organizations; and

•	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

IL P 001 01 04	© ISO Properties, Inc., 2004	Page 1 of 1

INTERLINE

IL 83 19 08 15

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ CAREFULLY

OFFICE OF FOREIGN ASSET CONTROL (OFAC)

EXCLUSION ENDORSEMENT

No insurer shall be deemed to provide cover and no insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions laws or regulations of the European Union, United Kingdom or the United States.

IL 83 19 08 15	Page 1 of 1

Berkley Crime

433 South Main Street, Suite 200 | West Hartford, CT 06110 | 844.44.CRIME

Berkleycrime.com

AXIS EXCESS INSURANCE

POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”) OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX

AXIS 906 0316	Page 1 of 1

AXIS EXCESS INSURANCE

DECLARATIONS

NAMED INSURED AND ADDRESS	PIMCO Funds 650 Newport Center Drive Newport Beach, CA 92660

BROKER OF RECORD	Edgewood Partners Insurance Center [EPIC] (New York) 1140 6th Avenue, Avenue of the Americas New York, NY 10036

INSURER	AXIS Insurance Company (Admitted) 233 South Wacker Drive, Suite 4930 Chicago, IL 60606 (866) 259-5435 A Stock Insurer

POLICY FORM	AXIS EXCESS INSURANCE POLICY AXIS 1010302 0817

POLICY NUMBER	P-001-000157461-05 Renewal of: P-001-000157461-04

POLICY PERIOD	Effective Date: 07/01/2024 Expiration Date: 07/01/2025 Both dates at 12:01 a.m. at the Named Insured’s address stated herein.

TOTAL POLICY PREMIUM	$16,700.00

MINIMUM EARNED PREMIUM (percentage of Total Policy Premium)	N/A

SURCHARGE / TAX (included in Total Policy Premium)	N/A

POLICY LIMITS OF INSURANCE

Single Loss Limit	$10,000,000 excess of $90,000,000

AXIS 101 0301 0817	P-001-000157461-05	Page 1 of 4

AXIS EXCESS INSURANCE

SCHEDULE OF UNDERLYING INSURANCE

PRIMARY (FOLLOWED POLICY)

Coverage Description	Investment Company Blanket Bond

Insurer	National Union Fire Insurance Company of Pittsburgh, Pa.

Policy Number	27708279

Single Loss Limit of Insurance	$15,000,000

Retention	$250,000

FIRST EXCESS

Insurer	Federal Insurance Company

Policy Number	82126616

Single Loss Limit of Insurance	$15,000,000 excess of $15,000,000

SECOND EXCESS

Insurer	Continental Casualty Company

Policy Number	267860356

Single Loss Limit of Insurance	$15,000,000 excess of $30,000,000

THIRD EXCESS

Insurer	Travelers Casualty and Surety Company of America

Policy Number	106544116

Single Loss Limit of Insurance	$20,000,000 excess of $45,000,000

FOURTH EXCESS

Insurer	Berkley Regional Insurance Company

Policy Number	BFIV-45001524-30

Single Loss Limit of Insurance	$25,000,000 excess of $65,000,000

AXIS 101 0301 0817	P-001-000157461-05	Page 2 of 4

AXIS EXCESS INSURANCE

NOTICES TO INSURER

Send Notice of Claims To:	Send All Other Notices And Inquiries To:

AXIS Insurance	AXIS Insurance
Claims Department	10000 Avalon Blvd.
P.O. Box 4470	Suite 200
Alpharetta, GA 30023-4470	Alpharetta, GA 30009

Email: USFNOL@axiscapital.com	Email: notices@axiscapital.com
Phone (Toll-Free): (866) 259-5435	Phone (Toll-Free): (866) 259-5435
Phone: (678) 746- 9000	Phone: (678) 746- 9000
Fax: (866) 770-5629	Fax: (678) 802-6161

AXIS 101 0301 0817	P-001-000157461-05	Page 3 of 4

AXIS EXCESS INSURANCE

SCHEDULE OF FORMS & ENDORSEMENTS

Policyholder Notices and Policy Forms		Form Number and Edition Date

Policyholder Notice - Economic And Trade Sanctions		AXIS 906 0316

AXIS Excess Insurance Policy		AXIS 1010302 0817

Signature Page		AXIS 102AIC 0615

Endorsements		Form Number and Edition Date

1	Definitions Added - Sublimit Or Sublimited Endorsement	AXIS 1011683 0121

AXIS 101 0301 0817	P-001-000157461-05	Page 4 of 4

AXIS EXCESS INSURANCE

In consideration of the premium paid, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and Named Insured, on behalf of all Insureds, agree as follows:

INSURING AGREEMENT

Except as specifically set forth herein, and subject to the Limits of Insurance shown on the Declarations, this Policy shall provide insurance excess of the Underlying Insurance in conformance with all provisions of the Followed Policy. Liability shall attach to the Insurer only after the full amount of the applicable Underlying Limit, and any applicable retention or deductible, has been paid, in legal currency, by the insurers of the Underlying Insurance, the Insureds, or others on behalf of the Insureds, in any combination, in accordance with the terms of the Underlying Insurance.

DEFINITIONS

Whether expressed in the singular or the plural, whenever appearing in bold in this Policy, the following terms have the meanings set forth below.

Followed Policy means the insurance policies identified as such in the Schedule of Underlying Insurance attached hereto.

Insureds means all persons and entities identified as such in the Followed Policy.

Named Insured means the persons or entities designated as such in the Declarations.

Policy Period means the period designated as such in the Declarations.

Underlying Insurance means the Followed Policy and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

Underlying Limit means an amount equal to the aggregate of all applicable limits of insurance set forth in the Schedule of Underlying Insurance attached hereto.

CONDITIONS

A.	Wherever the term claim appears in this Policy, it refers to claim, loss or occurrence, or the equivalent of such terms, as used in the Followed Policy.

B.

This Policy shall not apply to any coverage under the Followed Policy that is subject to a sublimit of insurance in any Underlying Insurance, unless specifically listed as a sublimited coverage on the Schedule of Underlying Insurance. However, payment for any sublimited coverage in any manner described in the INSURING AGREEMENT section of this Policy shall reduce the Underlying Limit by the amount of such payment, whether or not such coverage is listed on the Schedule of Underlying Insurance.

C.

The Insureds shall give written notice to the Insurer if any Underlying Insurance is changed or terminated or if any insurer of the Underlying Insurance becomes financially unable to pay its limit of insurance. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the Insureds to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D.

All notices to the Insurer must be in writing and delivered by prepaid express courier or certified mail, facsimile, or electronic mail to the applicable address, fax number, or email address designated in the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided herein.

E.

The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the applicable Underlying Limit has not been exhausted. The Insureds shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer’s position or potential rights of recovery; provided, however, the failure of an Insured to comply with such request shall not be imputed to any other natural person Insured under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

SIGNATURE PAGE FOLLOWS.

AXIS 1010302 0817	Page 1 of 1

AXIS EXCESS INSURANCE

SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Andrew Weissert, Secretary	Michael McKenna, President

AXIS 102AIC 0615	Page 1 of 1

AXIS EXCESS INSURANCE

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium

1	12:01 a.m. on 07/01/2024	P-001-000157461-05	N/A

DEFINITIONS ADDED – SUBLIMIT OR SUBLIMITED ENDORSEMENT

It is agreed that a new definition is added as follows:

Wherever the following words appear in the policy, whether in bold or unbolded, they shall have the following meaning:

Sublimit or sublimited means any limit that is:

1.	part of and erodes another limit of insurance; or

2.	not part of and does not erode the policy aggregate limit of insurance; or

3.

less than the highest Limit of Insurance of the Followed Policy set forth in the Schedule of Underlying Insurance, where this Policy does not have any applicable policy aggregate limit of insurance; or

4.	not a monetary limit of insurance.

All other provisions of the policy remain unchanged.

AXIS 1011683 0121	Page 1 of 1

U.S. SPECIALTY INSURANCE COMPANY (Herein called “the Insurer”) Houston, TX

DECLARATIONS

EXCESS FINANCIAL INSTITUTION BOND

BOND NUMBER: 64-MGU-24-A58957	RENEWAL OF: 64-MGU-23-A56854

ITEM 1.	NAMED INSURED:	PIMCO Funds

	Principal Address:	650 Newport Center Drive
Newport Beach, CA 92660

ITEM 2.	BOND PERIOD

	(a) Inception Date:	7/1/2024

	(b) Expiration Date:	7/1/2025

at 12:01 a.m. at the Principal Address stated in ITEM 1.

ITEM 3.	LIMITS OF LIABILITY

(a) Single Loss Limit of Liability: $ 120,000,000

(b) Aggregate Limit of Liability: $ N/A

ITEM 4.	SCHEDULE OF UNDERLYING INSURANCE

See Attached Schedule of Underlying Insurance

ITEM 5.	PREMIUM: $156,360

ITEM 6.	NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO:

Street Address:	Facsimile Number:	E-mail Address:

Tokio Marine HCC - D&O Group	(860) 676-1737	usclaims@tmhcc.com
8 Forest Park Drive
Farmington, CT 06032
Attn: Claims Manager

ITEM 7.	ENDORSEMENTS OR RIDERS ATTACHED AT ISSUANCE:
471-CA 471-101 471-802

IN WITNESS WHEREOF, the Insurer has caused this Bond to be signed on this Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

Secretary	President	Authorized Representative

Date: August 6, 2024

USSIC 470 (07/2011)

U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN

ASSETS CONTROL (“OFAC”)

ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

•	Foreign agents;
•	Front organizations;
•	Terrorists;
•	Terrorist organizations; and
•	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

IL P 001 01 04	Reprinted, in part, with permission of ISO Properties, Inc.	Page 1 of 1

U.S. SPECIALTY INSURANCE COMPANY

EXCESS FINANCIAL INSTITUTION BOND

INSURING AGREEMENT: In consideration of the payment of the premium, and in reliance upon all statements made and information furnished to the Insurer and the issuers of the Underlying Insurance, and subject to the Declarations and all terms, conditions and limitations of this Bond (including any endorsement or rider hereto), the Insurer agrees to indemnify the Insured for loss discovered during the Bond Period which exceeds the Underlying Insurance but is otherwise payable thereunder. Coverage under this Bond shall apply in conformance with the terms, conditions and limitations of the Primary Bond (including any endorsement or rider thereto); provided that, in the event any provision of this Bond conflicts with any provision of the Primary Bond, the provision of this Bond shall control.

DEFINITIONS

A.	Bond Period means the period set forth in ITEM 2 of the Declarations, subject to prior termination or cancellation in accordance with the provisions of the Primary Bond.

B.	Insured(s) means the organization(s) designated as an insured under the Primary Bond.

C.	Primary Bond means the bond designated as such in ITEM 4 of the Declarations.

D.	Underlying Insurance means all bonds scheduled in ITEM 4 of the Declarations (including the Primary Bond).

CONDITIONS

A.	Maintenance of Underlying Insurance

1.

All of the Underlying Insurance shall be maintained during the Bond Period in full effect. In the event the Underlying Insurance is not so maintained, the Insurer shall not be liable under this Bond earlier or to any greater extent than it would have been if such Underlying Insurance had been maintained. The Insurer shall be notified in writing as soon as practicable if any Underlying Insurance is terminated or cancelled during the Bond Period.

2.

No amendment to the Primary Bond during the Bond Period shall broaden or extend coverage under this Bond unless the Insurer evidences its intent to follow form to such amendment by written endorsement or rider hereto. The Insurer shall be notified in writing as soon as practicable of any amendment to the Primary Bond.

B.	Reduction or Exhaustion of Underlying Limits

1.

In the event of reduction of the applicable Limit(s) of Liability of the Underlying Insurance, this Bond shall continue to apply as excess insurance. In the event of exhaustion of all applicable Limit(s) of Liability of the Underlying Insurance, and satisfaction of the applicable deductible specified in the Primary Bond, this Bond shall apply as primary insurance. Such deductible shall apply to subsequent loss under this Bond.

2.

If an issuer of Underlying Insurance fails to pay covered loss thereunder for any reason, whether due to such issuer’s insolvency or for any other reason, the Insured shall be deemed self-insured with respect to such loss. No failure to pay on the part of an issuer of Underlying Insurance shall cause the Insurer to be liable under this Bond earlier or to any greater extent than it would have been in the absence of such failure.

C.

Limits of Liability: The Single Loss Limit of Liability set forth in ITEM 3(a) of the Declarations shall be the Insurer’s maximum liability under this Bond for any one loss. The Aggregate Limit of Liability set forth in ITEM 3(b) of the Declarations shall be the Insurer’s total cumulative liability for all amounts payable under this Bond, regardless of the number of losses or any other circumstance. Each payment made under this Bond shall reduce the Aggregate Limit of Liability, except when a loss is settled by indemnity in lieu of payment. Upon exhaustion of the Aggregate Limit of Liability, the Insurer shall have no further obligation or liability under this Bond, regardless of when a loss may be discovered and whether or not it was previously reported to the Insurer. The Aggregate Limit of Liability shall not be increased or reinstated by any recovery.

D.

Notice and Proof of Loss: As a condition precedent to coverage under this Bond, the Insureds must give the Insurer written notice of any loss and proof of loss in the same manner as required under the Primary Bond, except that such notice and proof of loss must be sent to the Insurer at the address set forth in ITEM 6 of the Declarations.

E.	Amendment: This Bond cannot be amended or assigned, and no provision of it may be waived, except by written endorsement or rider issued to form a part of this Bond.

USSIC 471 (07/2011)

RIDER NUMBER: 1

CALIFORNIA AMENDATORY RIDER

To be attached to and made a part of Bond No. 64-MGU-24-A58957, issued to

PIMCO Funds by U.S. Specialty Insurance Company.

(1)

Cancellation – Bond in Effect for 60 Days or Less: If this Bond has been in effect for 60 days or less, and is not a renewal of a bond previously issued by the Insurer, then the Insurer may cancel this Bond by mailing or delivering to the Named Insured at the address shown in ITEM 1 of the Declarations, and to the producer of record, advance written notice of cancellation, stating the reason for cancellation, at least:

(a)	10 days before the effective date of cancellation if the Insurer cancels for:

(i)	non-payment of premium, or

(ii)	discovery of fraud by 1) the Insureds or their representative in obtaining this insurance, or 2) the Named Insured or its representative in pursuing a claim under this Bond; or

(b)	30 days before the effective date of cancellation if the Insurer cancels for any other reason.

(2)	Cancellation – Bond in Effect for More Than 60 Days

(a)

If this Bond has been in effect for more than 60 days, or if it is a renewal of a bond previously issued by the Insurer, then this Bond may not be cancelled unless one or more of the following events occurs after inception of the Bond:

(i)	non-payment of premium, including payment due on a prior bond issued by the Insurer covering the same risks and due during the Bond Period;

(ii)

discovery of fraud or material misrepresentation by 1) the Insureds or their representative in obtaining this insurance, or 2) the Named Insured or its representative in pursuing a claim under this Bond;

(iii)

judgment by a court or administrative tribunal that the Named Insured has violated a California or federal law having as one of its necessary elements an act that materially increases any of the risks insured against;

(iv)

discovery of willful or grossly negligent acts or omissions, or of violations of state laws or regulations establishing safety standards, by the Named Insured or its representative, which materially increase any of the risks insured against;

(v)

failure by the Named Insured or its representative to implement reasonable loss control requirements that were agreed to as a condition of bond issuance or were conditions precedent to the Insurer’s use of a particular rate or rating plan, if that failure materially increases any of the risks insured against;

(vi)	determination by the Commissioner of Insurance that a loss of or change in the Insurer’s reinsurance covering all or part of the risk would threaten the Insurer’s financial integrity or solvency;

(vii)

determination by the Commissioner of Insurance that continuation of coverage would place the Insurer in violation of the laws of California or the state of the Insurer’s domicile or would threaten the Insurer’s solvency; or

(viii)	change by the Named Insured or its representative in the activities or property of the commercial or industrial enterprise which results in a materially added,

USSIC 471-CA	Page 1 of 2
Ed. 01/12

increased or changed risk, unless the added, increased or changed risk is included in this Bond.

(b)

If this Bond has been in effect for more than 60 days, or if it is a renewal of a bond previously issued by the Insurer, then the Insurer may cancel this Bond by mailing or delivering to the Named Insured at the address shown in ITEM 1 of the Declarations, and to the producer of record, advance written notice of cancellation, stating the reason for cancellation, at least:

(i)	10 days before the effective date of cancellation if the Insurer cancels for non-payment of premium or discovery of fraud; or

(ii)	30 days before the effective date of cancellation if the Insurer cancels for any other reason listed in paragraph (2)(a) above.

(3)	Non-Renewal

(a)

Subject to paragraph (3)(b) below, if the Insurer elects not to renew this Bond, then the Insurer will mail or deliver to the Named Insured at the address shown in ITEM 1 of the Declarations, and to the producer of record, advance written notice of non-renewal, stating the reason for non-renewal, at least 60 days but not more than 120 days before expiration of the Bond.

(b)	The Insurer is not required to send notice of non-renewal in the following situations:

(i)	if the Bond is transferred or renewed, without any changes in terms, conditions or rates, to another insurer within the same holding company as the Insurer;

(ii)	if the Bond has been extended for 90 days or less, when notice already has been given in accordance with paragraph (3)(a) above;

(iii)	if the Named Insured has obtained replacement coverage or has agreed, in writing, within 60 days of expiration of the Bond, to obtain that coverage;

(iv)	if the Bond Period is no more than 60 days and the Named Insured is notified at the time of issuance that it will not be renewed;

(v)	if the Named Insured requests a change in terms or conditions or the risks covered by the Bond within 60 days prior to expiration of the Bond; or

(vi)	if the Insurer has made a written offer to the Named Insured, within the timeframe shown in paragraph (3)(a) above, to renew the Bond under changed terms or conditions or at a changed premium rate.

All other terms, conditions and limitations of this Bond will remain unchanged.

USSIC 471-CA	Page 2 of 2
Ed. 01/12

RIDER NUMBER: 2

SCHEDULE OF UNDERLYING INSURANCE

To be attached to and made a part of Bond No. 64-MGU-24-A58957, issued to

PIMCO Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that ITEM 4 of the Declarations is deleted and replaced with the following:

ITEM 4.	SCHEDULE OF UNDERLYING INSURANCE

	Issued by:	Bond Number:	Underlying Limits of Liability:		Deductible:
Primary Bond	National Union Fire Insurance Company of Pittsburgh, Pa.	27708279	Single Loss Limit of Liability: Aggregate Limit of Liability:	$15,000,000 $N/A	$250,000
1st Excess Bond	Federal Insurance Company	82126616	Single Loss Limit of Liability: Aggregate Limit of Liability:	$15,000,000 $N/A	Not applicable
2nd Excess Bond	Continental Casualty Company	267860356	Single Loss Limit of Liability: Aggregate Limit of Liability:	$15,000,000 $N/A	Not applicable
3rd Excess Bond	Travelers Casualty and Surety Company of America	106544116	Single Loss Limit of Liability: Aggregate Limit of Liability:	$20,000,000 $N/A	Not applicable
4th Excess Bond	Berkley Regional Insurance Company	BFIV-45001524- 30	Single Loss Limit of Liability: Aggregate Limit of Liability:	$25,000,000 $N/A	Not applicable
5th Excess Bond	AXIS Insurance Company	P-001- 000157461-05	Single Loss Limit of Liability: Aggregate Limit of Liability:	$10,000,000 $N/A	Not applicable

All other terms, conditions and limitations of this Bond will remain unchanged.

Complete the following only when this rider is not prepared with the Bond or is not to be effective with the Bond.

Effective date of this rider: //

By:
Attorney-in-Fact

471-101	Page 1 of 1
Ed. 05/18

RIDER NUMBER: 3

CO-SURETY RIDER

To be attached to and made a part of Bond No. 64-MGU-24-A58957, issued to

PIMCO Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that, notwithstanding anything in this Bond

1.	The following DEFINITIONS are added to this Bond:

(a)	Company means all issuers of this Bond that are listed in the Schedule of Companies contained in Sub-Section 10. of the Co-Surety CONDITION.

(b)	Controlling Company means U.S. Specialty Insurance Company.

2.	CONDITIONS is amended to include the following at the end thereof:

Co-Surety

1.

Each Company shall be liable only for such proportion of any one loss under this Bond as the amount underwritten by such Company, as specified in Sub-Section 10. of this Co-Surety CONDITION, bears to the Aggregate Limit of Liability of this Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

2.	This Co-Surety CONDITION is subject to CONDITION (C), Limits of Liability.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for this Bond may be paid to the Controlling Company for the account of all of said Companies.

4.

In the absence of a request from any of said Companies that notice of any loss and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of this Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.

The Controlling Company may give notice in accordance with the terms of this Bond, terminating or canceling this Bond as an entirety or as to any employee insured thereunder, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such employee insured thereunder, as the case may be.

6.

Any Company, other than the Controlling Company, may give notice in accordance with the terms of this Bond, terminating or canceling the entire liability of such other Company under this Bond or as to any employee insured thereunder.

7.

In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of this Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of this Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under this Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the

471-802	Page 1 of 3
Ed. 02/13

Controlling Company.

8.

In the event of the termination or cancellation of this Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount that is underwritten by such Company bears to the Aggregate Limit of Liability of this Bond.

9.

In the event of the termination or cancellation of this Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of this Bond as to any Company, other than the Controlling Company, shall not terminate, cancel or otherwise affect the liability of the other Companies under this Bond.

10.	SCHEDULE OF COMPANIES:

Underwritten for the sum of $18,000,000 except as follows: N/A	Controlling Company U.S. Specialty Insurance Company

By:

Attest:

Underwritten for the sum of $18,000,000 except as follows: N/A	Company Great American Insurance Company

By:

Attest:

Company

Underwritten for the sum of $18,000,000	Liberty Mutual Insurance Company

except as follows: N/ A	By:

Attest:

Underwritten for the sum of $12,500,000	Company

except as follows: N/A	RLI Insurance Company
By:

Attest:

471-802	Page 2 of 3
Ed. 02/13

Underwritten for the sum of $12,500,000 except as follows: N/A	Company XL Speciality Insurance Company

By:

Attest:

Underwritten for the sum of $ 12,500,000	Company
except as follows: N/A	National Casualty Company

	By:	/s/ ANDREW W. KAKOL

Attest:

Underwritten for the sum of $8,000,000	Company

except as follows: N/ A	ACE American Insurance Company

	By:	Tate Duran

Attest:

Underwritten for the sum of $8,000,000	Company

except as follows: N/A	Hartford Fire Insurance Company
By:

Attest:

Underwritten for the sum of $12,500,000	Company

except as follows: N/A	UNITED STATES FIRE INSURANCE COMPANY
	By:	/s/ Kenneth McNally
	Attest:	Kenneth McNally

471-802	Page 3 of 3
Ed. 02/13

17g-1 Minimum Amount of Bond Worksheet

PIMCO

Assets as of 3/31/2024

Fund Name	Assets	Minimum Bond Amount

PIMCO Strategic Income Fund, Inc.	$329,470,530.40	750,000

PIMCO New York Municipal Income Fund III	$64,607,548.74	400,000

PIMCO New York Municipal Income Fund II	$160,817,407.00	600,000

PIMCO New York Municipal Income Fund	$102,429,730.70	525,000

PIMCO Municipal Income Fund III	$459,465,438.30	750,000

PIMCO Municipal Income Fund II	$958,078,875.40	1,000,000

PIMCO Municipal Income Fund	$433,320,479.20	750,000

PIMCO Income Strategy Fund II	$778,702,156.80	1,000,000

PIMCO Income Strategy Fund	$400,451,388.60	750,000

PIMCO High Income Fund	$912,763,471.00	1,000,000

PIMCO Global StocksPLUS & Income Fund	$106,126,615.50	525,000

PIMCO Dynamic Income Strategy Fund	$1,182,394,439.00	1,250,000

PIMCO Dynamic Income Opportunities Fund	$2,451,027,381.00	1,700,000

PIMCO Dynamic Income Fund	$8,611,744,112.00	2,500,000

PIMCO Corporate & Income Strategy Fund	$771,350,386.60	1,000,000

PIMCO Corporate & Income Opportunity Fund	$2,367,699,204.00	1,700,000

PIMCO California Municipal Income Fund III	$298,780,264.90	750,000

PIMCO California Municipal Income Fund II	$370,075,378.70	750,000

PIMCO California Municipal Income Fund	$343,218,380.30	750,000

PIMCO Access Income Fund	$1,155,717,919.00	1,250,000

PCM Fund, Inc.	$132,288,327.90	525,000

Closed-End Funds Total	$22,390,529,435.04

PIMCO Short Term Municipal Bond Active Exchange-Traded Fund	$562,818,684.98	900,000

PIMCO Senior Loan Active Exchange-Traded Fund	$315,702,925.89	750,000

PIMCO Preferred and Capital Securities Active Exchange-Traded Fund	$90,218,470.23	450,000

PIMCO Municipal Income Opportunities Active Exchange-Traded Fund	$139,464,016.19	525,000

1 of 8

17g-1 Minimum Amount of Bond Worksheet

PIMCO

Assets as of 3/31/2024

Fund Name	Assets	Minimum Bond Amount

PIMCO Investment Grade Corporate Bond Index Exchange-Traded Fund	$1,103,162,319.44	1,250,000

PIMCO Intermediate Municipal Bond Active Exchange-Traded Fund	$1,399,757,153.26	1,250,000

PIMCO Enhanced Short Maturity Active Exchange-Traded Fund	$11,041,231,225.17	2,500,000

PIMCO Enhanced Short Maturity Active ESG Exchange-Traded Fund	$171,636,804.85	600,000

PIMCO Enhanced Low Duration Active Exchange-Traded Fund	$902,031,702.95	1,000,000

PIMCO Ultra Short Government Active Exchange-Traded Fund	$249,741,316.52	600,000

PIMCO Multisector Bond Active Exchange-Traded Fund	$529,122,132.63	900,000

PIMCO Commodity Strategy Active Exchange-Traded Fund	$226,458,073.72	600,000

PIMCO Broad U.S. TIPS Index Exchange-Traded Fund	$102,900,792.42	525,000

PIMCO Active Bond Exchange-Traded Fund	$4,182,099,981.11	2,500,000

PIMCO 25+ Year Zero Coupon U.S. Treasury Index Exchange-Traded Fund	$1,277,391,081.05	1,250,000

PIMCO 15+ Year U.S. TIPS Index Exchange-Traded Fund	$740,403,619.02	900,000

PIMCO 1-5 Year U.S. TIPS Index Exchange-Traded Fund	$518,484,216.31	900,000

PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-Traded Fund	$1,331,765,343.09	1,250,000

ETF Total	$24,884,389,858.83

Fixed Income SHares: Series TE	$91,314,182.62	450,000

Fixed Income SHares: Series R	$163,286,963.41	600,000

Fixed Income SHares: Series M	$1,348,521,543.83	1,250,000

Fixed Income SHares: Series LD	$59,696,052.37	400,000

Fixed Income SHares: Series C	$1,350,644,800.29	1,250,000

FISH Total	$3,013,463,542.52

PIMCO U.S. Government and Short-Term Investments Portfolio	$1,783,399,491.44	1,500,000

PIMCO Short-Term Floating NAV Portfolio III	$14,544,298,827.11	2,500,000

PIMCO Short-Term Floating NAV Portfolio II	$7,372,331,694.08	2,500,000

PIMCO Short Term Portfolio	$198,625,410.55	600,000

2 of 8

17g-1 Minimum Amount of Bond Worksheet

PIMCO

Assets as of 3/31/2024

Fund Name	Assets	Minimum Bond Amount

PIMCO Short Asset Portfolio	$5,211,602,818.56	2,500,000

PIMCO Real Return Portfolio	$362,090,715.72	750,000

PIMCO Municipal Portfolio	$120,016,383.92	525,000

PIMCO Mortgage and Short-Term Investments Portfolio	$1,399,167,471.56	1,250,000

PIMCO Moderate Duration Portfolio	$3,183,846,191.84	2,100,000

PIMCO Low Duration Portfolio	$2,083,884,078.95	1,700,000

PIMCO Long Duration Credit Bond Portfolio	$25,580,763,954.08	2,500,000

PIMCO Investment Grade Credit Bond Portfolio	$3,488,670,604.47	2,100,000

PIMCO International Portfolio	$574,232,995.87	900,000

PIMCO High Yield and Short-Term Investments Portfolio	$155,618,781.95	600,000

PIMCO EM Bond and Short-Term Investments Portfolio	$465,144,659.59	750,000

PIMCO All Authority: Multi-RAE PLUS Fund	$266,110,463.80	750,000

PIMCO All Asset: Multi-Real Fund	$2,516,211,521.16	1,900,000

PIMCO All Asset: Multi-RAE PLUS Fund	$2,555,388,444.37	1,900,000

PIMCO ABS and Short-Term Investments Portfolio	$5,647,391,197.37	2,500,000

PIMCO Sector Fund Series - I	$1,251,580,053.28	1,250,000

PIMCO Sector Fund Series - H	$33,029,406.77	300,000

PAPS Total	$78,793,405,166.44

PIMCO Dividend and Income Fund	$178,808,314.02	600,000

PIMCO REALPATH® Blend Income Fund	$338,352,341.72	750,000

PIMCO REALPATH® Blend 2025 Fund	$455,743,499.05	750,000

PIMCO REALPATH® Blend 2030 Fund	$603,660,638.41	900,000

PIMCO REALPATH® Blend 2035 Fund	$624,707,756.41	900,000

PIMCO REALPATH® Blend 2040 Fund	$571,547,725.47	900,000

PIMCO REALPATH® Blend 2045 Fund	$553,829,950.21	900,000

PIMCO REALPATH® Blend 2050 Fund	$527,894,833.72	900,000

3 of 8

17g-1 Minimum Amount of Bond Worksheet

PIMCO

Assets as of 3/31/2024

Fund Name	Assets	Minimum Bond Amount

PIMCO REALPATH® Blend 2055 Fund	$421,007,547.82	750,000

PIMCO REALPATH® Blend 2060 Fund	$143,578,070.65	525,000

PIMCO REALPATH® Blend 2065 Fund	$15,383,174.17	225,000

PIMCO RAFI ESG U.S. ETF	$51,532,679.62	400,000

PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF	$147,108,983.17	525,000

PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF	$96,203,946.86	450,000

PIMCO RAFI Dynamic Multi-Factor International Equity ETF	$250,500,235.80	750,000

PIMCO RAE US Fund	$1,474,757,459.16	1,250,000

PIMCO RAE Emerging Markets Fund	$1,611,203,433.76	1,500,000

PIMCO RAE International Fund	$510,573,846.30	900,000

PIMCO RAE Global ex-US Fund	$107,331,683.76	525,000

PIMCO RAE US Small Fund	$1,049,636,520.59	1,250,000

PIMCO EqS Total	$9,733,362,640.67

PIMCO StocksPLUS® Global Portfolio	$192,234,568.46	$600,000

PIMCO EqS VIT Total	$192,234,568.46

PIMCO Total Return Fund	$53,231,053,041.96	$2,500,000

PIMCO Mortgage-Backed Securities Fund	$141,642,405.83	$525,000

PIMCO Municipal Bond Fund	$2,603,072,791.53	$1,900,000

PIMCO High Yield Fund	$8,529,015,958.67	$2,500,000

PIMCO Investment Grade Credit Bond Fund	$12,032,185,642.44	$2,500,000

PIMCO Emerging Markets Currency and Short-Term Investments Fund	$497,269,290.91	$750,000

PIMCO Emerging Markets Corporate Bond Fund	$98,165,236.17	$450,000

PIMCO Long- Term U. S. Government Fund	$1,065,098,953.83	$1,250,000

PIMCO StocksPLUS® Long Duration Fund	$923,248,868.77	$1,000,000

PIMCO Long Duration Total Return Fund	$2,655,166,837.90	$1,900,000

4 of 8

17g-1 Minimum Amount of Bond Worksheet

PIMCO

Assets as of 3/31/2024

Fund Name	Assets	Minimum Bond Amount

PIMCO StocksPLUS® Fund	$2,509,806,191.05	$1,900,000

PIMCO International Bond Fund (Unhedged)	$830,889,258.50	$1,000,000

PIMCO Low Duration Fund	$5,965,883,987.48	$2,500,000

PIMCO GNMA and Government Securities Fund	$1,429,301,545.64	$1,250,000

PIMCO Low Duration ESG Fund	$323,194,319.27	$750,000

PIMCO Low Duration Income Fund	$9,783,134,883.93	$2,500,000

PIMCO StocksPLUS® Short Fund	$132,440,748.14	$525,000

PIMCO RAE PLUS Fund	$1,133,610,041.88	$1,250,000

PIMCO CommodityRealReturn Strategy Fund®	$5,082,758,588.64	$2,500,000

PIMCO Short-Duration Municipal Income Fund	$433,985,265.02	$750,000

PIMCO StocksPLUS® Absolute Return Fund	$1,980,478,144.68	$1,500,000

PIMCO Total Return Fund II	$637,074,736.57	$900,000

PIMCO All Asset Fund	$13,186,326,531.10	$2,500,000

PIMCO Extended Duration Fund	$577,589,865.88	$900,000

PIMCO Emerging Markets Local Currency and Bond Fund	$1,414,414,200.29	$1,250,000

PIMCO Short-Term Fund	$10,587,479,930.23	$2,500,000

PIMCO California Intermediate Municipal Bond Fund	$191,287,955.83	$600,000

PIMCO Diversified Income Fund	$3,344,708,169.20	$2,100,000

PIMCO Moderate Duration Fund	$1,396,650,128.57	$1,250,000

PIMCO Dynamic Bond Fund	$2,474,832,920.71	$1,700,000

PIMCO Global Advantage® Strategy Bond Fund	$317,993,213.08	$750,000

PIMCO Low Duration Fund II	$321,112,722.16	$750,000

PIMCO StocksPLUS® Small Fund	$1,040,186,020.05	$1,250,000

PIMCO New York Municipal Bond Fund	$658,201,070.29	$900,000

PIMCO Global Core Asset Allocation Fund	$223,950,105.40	$600,000

PIMCO High Yield Municipal Bond Fund	$4,190,987,155.03	$2,500,000

PIMCO Income Fund	$147,184,457,790.25	$2,500,000

5 of 8

17g-1 Minimum Amount of Bond Worksheet

PIMCO

Assets as of 3/31/2024

Fund Name	Assets	Minimum Bond Amount

PIMCO Long-Term Credit Bond Fund	$3,274,815,225.69	$2,100,000

PIMCO International Bond Fund (U.S. Dollar-Hedged)	$14,483,330,072.84	$2,500,000

PIMCO Emerging Markets Bond Fund	$1,501,746,651.75	$1,500,000

PIMCO California Short Duration Municipal Income Fund	$122,467,739.32	$525,000

PIMCO StocksPLUS® International Fund (Unhedged)	$216,055,915.40	$600,000

PIMCO Low Duration Opportunities Fund	$80,442,738.09	$450,000

PIMCO Global Bond Opportunities Fund (U.S. Dollar-Hedged)	$1,087,131,434.39	$1,250,000

PIMCO StocksPLUS® International Fund (U.S. Dollar-Hedged)	$2,705,593,913.79	$1,900,000

PIMCO RealEstateRealReturn Strategy Fund	$530,599,985.86	$900,000

PIMCO Total Return ESG Fund	$1,877,928,032.72	$1,500,000

PIMCO All Asset All Authority Fund	$1,467,277,546.69	$1,250,000

PIMCO Long-Term Real Return Fund	$393,992,221.75	$750,000

PIMCO Real Return Fund	$8,062,902,396.31	$2,500,000

PIMCO Government Money Market Fund	$2,611,152,020.48	$1,900,000

PIMCO Emerging Markets Full Spectrum Bond Fund	$265,230,526.41	$750,000

PIMCO Mortgage Opportunities and Bond Fund	$9,190,106,417.32	$2,500,000

PIMCO Low Duration Credit Fund	$149,633,227.85	$525,000

PIMCO Credit Opportunities Bond Fund	$358,876,351.79	$750,000

PIMCO Inflation Response Multi-Asset Fund	$1,796,448,208.00	$1,500,000

PIMCO California Municipal Bond Fund	$170,919,709.10	$600,000

PIMCO National Intermediate Municipal Bond Fund	$635,957,322.50	$900,000

PIMCO RAE PLUS Small Fund	$156,188,964.69	$600,000

PIMCO RAE PLUS International Fund	$158,197,720.40	$600,000

PIMCO RAE Worldwide Long/Short PLUS Fund	$590,825,012.62	$900,000

PIMCO CommoditiesPLUS® Strategy Fund	$4,380,412,307.64	$2,500,000

PIMCO RAE Fundamental Advantage PLUS Fund	$573,552,275.35	$900,000

PIMCO RAE PLUS EMG Fund	$227,403,213.85	$600,000

6 of 8

17g-1 Minimum Amount of Bond Worksheet

PIMCO

Assets as of 3/31/2024

Fund Name	Assets	Minimum Bond Amount

PIMCO High Yield Spectrum Fund	$344,288,488.60	$750,000

PIMCO Climate Bond Fund	$18,042,730.40	$225,000

PIMCO Short Asset Investment Fund	$2,418,637,669.27	$1,700,000

PIMCO Total Return Fund IV	$270,873,624.46	$750,000

PIMCO Total Return Fund V	$153,247,690.85	$600,000

PIMCO Preferred and Capital Securities Fund	$889,767,971.81	$1,000,000

PIMCO TRENDS Managed Futures Strategy Fund	$2,879,125,392.99	$1,900,000

PIMCO ESG Income Fund	$237,359,307.33	$600,000

PIMCO California Municipal Intermediate Value Fund	$27,341,155.84	$300,000

PIMCO California Municipal Opportunistic Value Fund	$267,543,226.96	$750,000

PIMCO National Municipal Intermediate Value Fund	$121,636,524.86	$525,000

PIMCO National Municipal Opportunistic Value Fund	$312,894,380.22	$750,000

PIMCO Funds Total	$364,138,599,833.07

PIMCO Total Return Portfolio	$4,617,761,795.60	$2,500,000

PIMCO Long-Term U.S. Government Portfolio	$457,233,948.14	$750,000

PIMCO Short-Term Portfolio	$593,661,781.36	$900,000

PIMCO Low Duration Portfolio	$1,404,511,553.86	$1,250,000

PIMCO High Yield Portfolio	$511,766,639.03	$900,000

PIMCO International Bond Portfolio (U.S. Dollar-Hedged)	$575,127,331.62	$900,000

PIMCO Emerging Markets Bond Portfolio	$198,161,710.94	$600,000

PIMCO Real Return Portfolio	$1,438,194,140.81	$1,250,000

PIMCO Global Bond Opportunities Portfolio (Unhedged)	$124,451,852.64	$525,000

PIMCO Income Portfolio	$605,215,241.27	$900,000

PIMCO Global Diversified Allocation Portfolio	$191,384,601.13	$600,000

PIMCO Global Core Bond (Hedged) Portfolio	$89,955,326.85	$450,000

PIMCO Dynamic Bond Portfolio	$80,325,343.28	$450,000

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17g-1 Minimum Amount of Bond Worksheet

PIMCO

Assets as of 3/31/2024

Fund Name	Assets	Minimum Bond Amount

PIMCO International Bond Portfolio (Unhedged)	$23,470,312.49	$250,000

PIMCO All Asset Portfolio	$268,414,301.03	$750,000

PIMCO CommodityRealReturn® Strategy Portfolio	$394,427,072.40	$750,000

PIMCO Global Managed Asset Allocation Portfolio	$317,474,215.94	$750,000

PIMCO Balanced Allocation Portfolio	$164,633,027.86	$600,000

PIMCO VIT Total	$12,056,170,196.25

PIMCO Flexible Credit Income Fund	$4,829,971,735.00	$2,500,000

PIMCO Flexible Municipal Income Fund	$1,825,773,119.00	$1,500,000

PIMCO Flexible Emerging Markets Income Fund	$35,789,251.18	$350,000

PIMCO Flexible Real Estate Income Fund	$130,464,730.10	$525,000

PIMCO California Flexible Municipal Income Fund	$118,900,569.30	$525,000

PIMCO Interval Funds Total	$6,940,899,404.58

PIMCO Capital Solutions BDC Corp.	$197,168,610.41	$600,000

BDC Asset Complex Total	$197,168,610.41

Total	$522,340,223,256.27

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CERTIFICATE OF SECRETARY

PIMCO FUNDS

PIMCO VARIABLE INSURANCE TRUST

PIMCO ETF TRUST

PIMCO EQUITY SERIES

PIMCO EQUITY SERIES VIT

Regarding Fidelity Bond

I, Ryan G. Leshaw do hereby certify that I am duly elected, qualified and acting as Chief Legal Officer and Secretary of the PIMCO Funds, a Massachusetts business trust, and the PIMCO Variable Insurance Trust, the PIMCO ETF Trust, the PIMCO Equity Series and the PIMCO Equity Series VIT, each a Delaware statutory trust (the “Trusts”), and I do hereby further certify that the attached is a true and correct copy of a resolution adopted at meetings of the Boards of Trustees of the Trusts held on August 20-21, 2024, with respect to PIMCO Funds, PIMCO Variable Insurance Trust, PIMCO ETF Trust, PIMCO Equity Series and PIMCO Equity Series VIT, at which a quorum was present, by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” as defined in the Investment Company Act of 1940, as amended, of each of the Trusts, and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Secretary of said Trusts on the 12th day of September, 2024.

/s/ Ryan G. Leshaw
Ryan G. Leshaw
Chief Legal Officer and Secretary of the Trusts

CERTIFICATE OF SECRETARY

PIMCO Managed Accounts Trust (PMAT)

PCM Fund, Inc.

PIMCO Access Income Fund

PIMCO California Flexible Municipal Income Fund

PIMCO California Municipal Income Fund

PIMCO California Municipal Income Fund II

PIMCO California Municipal Income Fund III

PIMCO Corporate & Income Opportunity Fund

PIMCO Corporate & Income Strategy Fund

PIMCO Dynamic Income Fund

PIMCO Dynamic Income Opportunities Fund

PIMCO Dynamic Income Strategy Fund

PIMCO Flexible Credit Income Fund

PIMCO Flexible Emerging Markets Income Fund

PIMCO Flexible Municipal Income Fund

PIMCO Global StocksPLUS® & Income Fund

PIMCO High Income Fund

PIMCO Income Strategy Fund

PIMCO Income Strategy Fund II

PIMCO Municipal Credit Income Fund

PIMCO Municipal Income Fund

PIMCO Municipal Income Fund II

PIMCO Municipal Income Fund III

PIMCO New York Municipal Income Fund

PIMCO New York Municipal Income Fund II

PIMCO New York Municipal Income Fund III

PIMCO Strategic Income Fund, Inc.

(each, a “Fund” and collectively, the “Funds”)

Regarding Fidelity Bond

The undersigned, being the duly elected, qualified and acting Chief Legal Officer and Secretary of the above referenced Funds, each a business trust organized under the laws of the Commonwealth of Massachusetts (except PCM and RCS, which are Maryland corporations), hereby certifies that attached hereto is a true and complete copy of resolutions that were approved in substantially the form attached hereto by the Boards of Trustees/Directors of the Funds on September 11, 2024, and that said resolutions have not been revoked or amended and are now in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this certificate as Chief Legal Officer and Secretary of the above mentioned Funds on this 12th day of September, 2024.

/s/ Ryan G. Leshaw
Ryan G. Leshaw
Chief Legal Officer and Secretary of the Funds

CERTIFICATE OF SECRETARY

PIMCO FLEXIBLE REAL ESTATE INCOME FUND

PIMCO CAPITAL SOLUTIONS BDC CORP.

Regarding Fidelity Bond

The undersigned, being the duly elected, qualified and acting Chief Legal Officer and Secretary of the PIMCO Flexible Real Estate Income Fund (the “Fund”), a Delaware statutory trust, and PIMCO Capital Solutions BDC Corp. (the “Company”), a Delaware corporation, hereby certifies that attached hereto is a true and complete copy of resolutions that were approved in substantially the form attached hereto by the Boards of Trustees/Directors of the Fund and Company, respectively, at a meeting held on August 7, 2024, at which a quorum was present and voted in favor thereof, and that said resolutions have not been revoked or amended and are now in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this certificate as Chief Legal Officer and Secretary of the Fund and the Company, respectively, on this 12th day of September, 2024.

/s/ Ryan G. Leshaw
Ryan G. Leshaw
Chief Legal Officer and Secretary of the Fund and the Company

PIMCO Funds, PIMCO Variable Insurance Trust, PIMCO ETF Trust, PIMCO Equity Series and PIMCO Equity Series VIT (the “Trusts”)

Resolutions Adopted by the Board of Trustees

RESOLVED, that the Joint Fidelity Bond, for the term July 1, 2024 to July 1, 2025, with the coverage and premiums as described at the meeting be, and hereby is, ratified and approved on behalf of the Trusts; and further

RESOLVED, that the form of Agreement Among Joint Insureds by and among the Trusts and certain other funds advised or managed by PIMCO insured under the Joint Fidelity Bond be, and hereby is, approved, and the appropriate officers of the Trusts are hereby authorized to enter into the Agreement Among Joint Insureds on behalf of each respective fund; and further

RESOLVED, that the appropriate officers of the Trusts be, and they hereby are, authorized to file a copy of the Joint Fidelity Bond with the Securities and Exchange Commission within ten days after receipt of the executed endorsement to the Joint Fidelity Bond, together with (1) a copy of the resolution of the Board approving the amount, type, form, and coverage of the Joint Fidelity Bond (2) a statement showing the amount of a single insured bond which each fund would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond, (3) a statement as to the period for which premiums have been paid, and (4) a copy of the Agreement Among Joint Insureds.

PIMCO Managed Accounts Trust (PMAT)

PCM Fund, Inc. (PCM)

PIMCO Access Income Fund (PAXS)

PIMCO California Flexible Municipal Income Fund (CAFLX)

PIMCO California Municipal Income Fund (PCQ)

PIMCO California Municipal Income Fund II (PCK)

PIMCO California Municipal Income Fund III (PZC)

PIMCO Corporate & Income Opportunity Fund (PTY)

PIMCO Corporate & Income Strategy Fund (PCN)

PIMCO Dynamic Income Fund (PDI)

PIMCO Dynamic Income Opportunities Fund (PDO)

PIMCO Dynamic Income Strategy Fund (PDX)

PIMCO Flexible Credit Income Fund (PFLEX)

PIMCO Flexible Emerging Markets Income Fund (EMFLX)

PIMCO Flexible Municipal Income Fund (PMFLX)

PIMCO Global StocksPLUS & Income Fund (PGP)

PIMCO High Income Fund (PHK)

PIMCO Income Strategy Fund (PFL)

PIMCO Income Strategy Fund II (PFN)

PIMCO Municipal Credit Income Fund (PMC)

PIMCO Municipal Income Fund (PMF)

PIMCO Municipal Income Fund II (PML)

PIMCO Municipal Income Fund III (PMX)

PIMCO New York Municipal Income Fund (PNF)

PIMCO New York Municipal Income Fund II (PNI)

PIMCO New York Municipal Income Fund III (PYN)

PIMCO Strategic Income Fund, Inc. (RCS)

Resolutions Adopted by the Board of Trustees/Directors

VOTED:

That, after considering all relevant factors, the action of the Funds in joining each other and certain open-end funds and other funds that are managed by Pacific Investment Management Company LLC (“PIMCO”) in a Joint Investment Company Blanket Bond (the “Investment Company Blanket Bond”) issued by a consortium of insurers covering larceny and embezzlement and certain other acts, with an aggregate coverage amount for the period of July 1, 2024 to July 1, 2025 of $220 million, be and it is hereby ratified and approved.

VOTED:	That the insurers included in the consortium of insurers referenced in the foregoing Vote be, and they hereby are, ratified and approved.

VOTED:

That pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the officers of the Funds be, and they each hereby are, designated as an agent for the Funds to make the filings and give the notices required by subparagraph (g) of said Rule with respect to the Investment Company Blanket Bond.

VOTED:

That the appropriate officers of the Funds be, and they hereby are, authorized to file a copy of the Investment Company Blanket Bond with the Securities and Exchange Commission within 10 days after receipt of the executed endorsement to the Investment Company Blanket Bond, together with (1) a copy of the resolution of the Board approving the amount, type, form, and coverage of the Investment Company Blanket Bond, (2) a statement showing the amount of a single insured bond which each Fund would have provided and maintained had it not been named as an insured under the Investment Company Blanket Bond, (3) a statement as to the period for which premiums have been paid, and (4) a copy of the Agreement Among Joint Insureds (as defined below).

VOTED:

That the form, terms, and provisions of the agreement with the other parties to the Investment Company Blanket Bond, stating that in the event recovery is received under the bond as a result of the loss of any Fund and of one or more of the other named insured parties, the other Funds shall receive an equitable and proportionate share of recovery, such share being at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the 1940 Act (the “Agreement Among Joint Insureds”), as described to this Meeting, be, and they hereby are, ratified and approved, and that the action of the Funds in entering into the Agreement Among Joint Insureds be, and it hereby is, ratified and approved.

VOTED:

That the form and amount of the Investment Company Blanket Bond, after consideration of all relevant factors including each Fund’s aggregate assets to which persons covered by the bond have access, the type and terms of arrangements made for custody and safekeeping of assets, and the nature of the securities held, with such changes as counsel may deem necessary, be and they hereby are, ratified and approved.

VOTED:	That each Fund’s participation in the Investment Company Blanket Bond described above be, and it hereby is, determined to be in the best interest of each Fund.

Resolutions Adopted by the Board of Trustees/Directors

PIMCO Flexible Real Estate Income Fund

PIMCO Capital Solutions BDC Corp.

VOTED:	That the Joint Fidelity Bond, for the term July 1, 2024 to July 1, 2025, with the coverage and premiums as described at the meeting be, and hereby is, ratified and approved on behalf of the Funds; and further

VOTED:	That the form of Agreement Among Joint Insureds by and among the Funds and certain other funds advised or managed by PIMCO insured under the Joint Fidelity Bond be, and hereby is, approved, and the appropriate officers of the Funds are hereby authorized to enter into the Agreement Among Joint Insureds on behalf of each respective fund; and further

VOTED:	That the appropriate officers of the Funds be, and they hereby are, authorized to file a copy of the Joint Fidelity Bond with the Securities and Exchange Commission within ten days after receipt of the executed endorsement to the Joint Fidelity Bond, together with (1) a copy of the resolution of the Board approving the amount, type, form, and coverage of the Joint Fidelity Bond (2) a statement showing the amount of a single insured bond which each fund would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond, (3) a statement as to the period for which premiums have been paid, and (4) a copy of the Agreement Among Joint Insureds.

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT AMONG JOINT INSUREDS made as of July 1, 2024 by and among PIMCO Capital Solutions BDC Corp., PIMCO Flexible Real Estate Income Fund and each of the PIMCO Sponsored Open-End Funds, PIMCO Sponsored Closed-End and PIMCO Sponsored Interval Funds listed in Exhibit I (each a “Trust”), on behalf of each Trust’s respective series of shares, as applicable (the “Funds”).

WHEREAS, each of the Trusts and Funds has retained Pacific Investment Management Company LLC (“PIMCO”) as investment adviser;

WHEREAS, the Trusts and Funds are or will be named as insureds under a joint Investment Company Blanket Bond (the “Bond”) issued by National Union Fire Insurance Company of Pittsburgh, PA, Federal Insurance Company, Continental Casualty Company, Travelers Casualty & Surety Company of America, Berkley Regional Insurance Company, Axis Insurance Company, US Specialty Insurance Company, Great American Insurance Company, Liberty Mutual Insurance Company, XL Specialty Insurance Company, RLI Insurance Company, National Casualty Company, ACE American Insurance Company, Crum & Forster Insurance Company, and Hartford Fire Insurance Company (collectively, the “Insurers”);

WHEREAS, the Trusts desire to establish (i) the basis on which additional investment companies for which PIMCO may hereafter act as investment adviser or investment manager may be added as named insureds under the Bond, and (ii) the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

1.  If the Insurers are willing without additional premium to add, as an insured under the Bond, any investment company not listed at the head of this agreement or in Exhibit I for which PIMCO hereafter is investment adviser or investment manager, which may be included in the Bond pursuant to Rule 17g-1(b) under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “Act”), the Trusts agree (a) that such addition may be made, provided that those trustees of each Trust who are not “interested persons” of such Trust shall approve such addition, and (b) that such investment company may become a party to this agreement and be included within the terms “Trust,” “Fund,” or “party,” provided that in each case such investment company shall have executed and delivered to the Trusts its written agreement to become a party hereto and to be bound by the terms of this Agreement.

2.  In the event that the claims of loss of two or more insureds under the Bond are so related that the Insurers are entitled to assert that the claims must be aggregated, each Trust or Fund, as applicable, shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

3.  For the entities organized as trusts, a copy of the Agreement and Declaration of Trust or Trust Instrument of each Trust is on file with the Secretary of State or Secretary of the Commonwealth of the state or commonwealth in which such Trust is organized, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust as Trustees and not individually and that the obligations under this instrument are not binding upon any of the Trustees or holders of shares of beneficial interest of any Trust or Fund individually but are binding only upon the respective assets and property of each Trust and Fund.

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IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

PIMCO Capital Solutions BDC Corp.	PIMCO Flexible Real Estate Income Fund

By: /s/ John W. Lane	By: /s/ Joshua D. Ratner
John W. Lane	Joshua D. Ratner
President	President

Each of the PIMCO Sponsored Open-End,

PIMCO Sponsored Closed-End Funds and

PIMCO Sponsored Interval Funds listed on

Exhibit I (each individually and not jointly)

By:	/s/ Joshua D. Ratner
Joshua D. Ratner
President

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Exhibit I

PIMCO Sponsored Open-End Funds

PIMCO Equity Series

PIMCO Equity Series VIT

PIMCO ETF Trust

PIMCO Funds

PIMCO Managed Accounts Trust

PIMCO Variable Insurance Trust

PIMCO Sponsored Closed-End Funds

PCM Fund, Inc. (PCM)

PIMCO Access Income Fund (PAXS)

PIMCO California Municipal Income Fund (PCQ)

PIMCO California Municipal Income Fund II (PCK)

PIMCO California Municipal Income Fund III (PZC)

PIMCO Corporate & Income Opportunity Fund (PTY)

PIMCO Corporate & Income Strategy Fund (PCN)

PIMCO Dynamic Income Fund (PDI)

PIMCO Dynamic Income Opportunities Fund (PDO)

PIMCO Dynamic Income Strategy Fund (PDX)

PIMCO Global StocksPLUS & Income Fund (PGP)

PIMCO High Income Fund (PHK)

PIMCO Income Strategy Fund (PFL)

PIMCO Income Strategy Fund II (PFN)

PIMCO Municipal Credit Income Fund (PMC)

PIMCO Municipal Income Fund (PMF)

PIMCO Municipal Income Fund II (PML)

PIMCO Municipal Income Fund III (PMX)

PIMCO New York Municipal Income Fund (PNF)

PIMCO New York Municipal Income Fund II (PNI)

PIMCO New York Municipal Income Fund III (PYN)

PIMCO Strategic Income Fund, Inc. (RCS)

PIMCO Sponsored Interval Funds

PIMCO California Flexible Municipal Income Fund (CAFLX)

PIMCO Flexible Credit Income Fund (PFLEX)

PIMCO Flexible Emerging Markets Income Fund (EMFLX)

PIMCO Flexible Municipal Income Fund (PMFLX)

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